UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

January-June 2017

2Q17

JANUARY-JUNE 2017

Contents

BBVA Group highlights 2

Group information 3

Relevant events 3 Results 4 Balance sheet and business activity 10 Solvency 12 Risk management 14 The BBVA share 17 Responsible banking 19

Business areas 20

Banking activity in Spain 23 Non Core Real Estate 26 The United States 28 Mexico 31 Turkey 34 South America 37 Rest of Eurasia 40 Corporate Center 42

Annex 43

Other information: Corporate & Investment Banking 43

JANUARY-JUNE 2017 BBVA Group hiGhliGhts P.2 BBVA Group highlights BBVA Group highlights (Consolidated figures) 30-06-17 ?% 30-06-16 31-12-16 Balance sheet (million euros) Total assets 702,429 (5.8) 746,040 731,856 Loans and advances to customers (gross) 424,405 (2.0) 433,268 430,474 Deposits from customers 394,626 (2.9) 406,284 401,465 Other customer funds 137,044 5.3 130,177 132,092 Total customer funds 531,670 (0.9) 536,460 533,557 Total equity 54,727 (2.2) 55,962 55,428 income statement (million euros) Net interest income 8,803 5.2 8,365 17,059 Gross income 12,718 4.0 12,233 24,653 Operating income 6,407 8.6 5,901 11,862 Profit/(loss) before tax 4,033 18.9 3,391 6,392 Net attributable profit 2,306 25.9 1,832 3,475 the BBVA share and share performance ratios Number of shares (millions) 6,668 2.9 6,480 6,567 Share price (euros) 7.27 43.5 5.06 6.41 Earning per share (euros) (1) 0.33 25.7 0.26 0.49 Book value per share (euros) 7.18 (2.3) 7.35 7.22 Tangible book value per share (euros) 5.82 0.2 5.81 5.73 Market capitalization (million euros) 48,442 47.6 32,817 42,118 Yield (dividend/price; %) 5.1 7.3 5.8 Significant ratios (%) ROE (net attributable profit/average shareholders’ funds) (2) 8.6 7.2 6.7 ROTE (net attributable profit/average shareholders’ funds excluding 10.5 8.9 8.2 intangible assets) (2) ROA (profit or loss for the year/average total assets) 0.82 0.67 0.64 RORWA (profit or loss for the year/average risk-weighted assets) 1.53 1.25 1.19 Efficiency ratio 49.6 51.8 51.9 Cost of risk 0.92 0.92 0.84 NPL ratio 4.8 5.1 4.9 NPL coverage ratio 71 74 70 Capital adequacy ratios (%) CET1 fully-loaded 11.1 10.7 10.9 CET1 phased-in (3) 11.8 12.0 12.2 Tier 1 phased-in (3) 13.0 12.7 12.9 Total ratio phased-in (3) 15.5 15.7 15.1 other information Number of shareholders 910,330 (3.1) 939,683 935,284 Number of employees 132,321 (3.6) 137,310 134,792 Number of branches 8,421 (8.0) 9,153 8,660 Number of ATMs 31,194 0.8 30,958 31,120 (1) Adjusted by additional Tier 1 instrument remuneration. (2) The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€ 4,218m in 1H16, –€ 4,492m in 2016 and -€ 6,015m in 1H17. (3) The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

JANUARY-JUNE 2017 Group informAtion P.3 Group information Relevant events Net attributable profit (Million euros) results (pages 4-9) +25.9% General growth of more recurring revenues in practically all geographic areas. 1,832 2,306 Lower contribution from net trading income (nti). operating expenses under control and improvement in the efficiency ratio in comparison with the same period the previous year. 1H16 1H17 Impairment losses on financial assets below the figure for the first half of 2016. Net attributable profit breakdown (1) (Percentage. 1H 2017) provisions (net) and other gains (losses) higher than in the 2.7 Spain (2) 14.9 17.7 same period last year due to allocation for restructuring costs. As a result, the net attributable profit in the first half of 2017 is The United States Mexico 11.0 € 2,306m, 25.9% up on the first six months of 2016. 13.8 Turkey South America Balance sheet and business activity (pages 10-11) Rest of Eurasia 39.9 loans and advances to customers (gross) continue to increase in emerging economies but decline in Spain (albeit less than in (1) Excludes the Corporate Center. previous periods) and the United States. (2) Includes the areas Banking activity in Spain and Non Core Real Estate. non-performing loans continue to improve, particularly in Spain, Capital and leverage ratios (Percentage as of 30-06-2017) the United States and Turkey. 11.8% Deposits from customers have again performed well in the more 11.1% liquid and lower-cost items. 6.8% In off-balance sheet customer funds, the trend in mutual funds continues to be positive. solvency (page 12-13) CET1 phased-in CET1 fully-loaded Leverage fully-loaded The capital position is above regulatory requirements, with a fully-loaded CET1 ratio of 11.1% as of 30-Jun-2017 above the Risk management (Percentage) established target of 11%. Year-to-date, this ratio has increased by 20 basis points primarily due to organic generation of earnings 74% 80% 72% 70% 71% 71% 09% and a reduction of risk-weighted assets (RWAs). NPL coverage 75% 70% 08% One issue of instruments that are eligible as additional Tier 1 for ratio 65% 60% 07% € 500m with a coupon of 5.875%, and a number of issues that are 55% 5.1% 5.1% 50% 4.9% 4.8% 4.8% 06% eligible as Tier 2. NPL ratio 45% 40% 05% 35% 30% 04% risk management (pages 14-16) Jun. 16 Sep. 16 Dec. 16 Mar. 17 Jun. 17 Positive trend in the metrics related to the credit risk management in the first six months of the year (stability in the Digital and mobile costumers (1) (Millions) second quarter): as of 30-Jun-2017, the NPL ratio closed at 4.8%, the NPL coverage ratio at 71% and the cumulative cost of Digital customers Mobile customers risk at 0.92%. +22% +42% transformation 18.1 19.9 16.3 10.2 12.3 14.5 The Group’s digital and mobile customer base (up 22% and 42% year-on-year, respectively, according to latest available data) continues to increase, as do digital sales in all the geographic Jun. 16 Dec. 16 Jun. 17 areas where BBVA operates. Jun. 16 Dec. 16 Jun. 17 (1) Figures in Spain and the United States have been restated.

JANUARY-JUNE 2017 Group informAtion P.4 Results In the first half of 2017, BBVA has generated a net attributable Unless expressly indicated otherwise, to better understand profit of € 2,306m, a year-on-year increase of 25.9%. This the changes in the main headings of the Group’s income positive trend is explained by the good performance of more statement, the percentage changes given below refer to recurring revenues and the heading of other operating income constant exchange rates. and expenses, together with the control of operating expenses and a reduction in impairment losses on financial assets. Consolidated income statement: quarterly evolution (Million euros) 2017 2016 2Q 1Q 4Q 3Q 2Q 1Q net interest income 4,481 4,322 4,385 4,310 4,213 4,152 Net fees and commissions 1,233 1,223 1,161 1,207 1,189 1,161 Net trading income 378 691 379 577 819 357 Dividend income 169 43 131 35 257 45 Share of profit or loss of entities accounted for using the equity method (2) (5) 7 17 (6) 7 Other operating income and expenses 77 108 159 52 (26) 66 Gross income 6,336 6,383 6,222 6,198 6,445 5,788 Operating expenses (3,175) (3,137) (3,243) (3,216) (3,159) (3,174) Personnel expenses (1,677) (1,647) (1,698) (1,700) (1,655) (1,669) Other administrative expenses (1,139) (1,136) (1,180) (1,144) (1,158) (1,161) Depreciation (359) (354) (365) (372) (345) (344) operating income 3,161 3,246 2,980 2,982 3,287 2,614 Impairment on financial assets (net) (997) (945) (687) (1,004) (1,077) (1,033) Provisions (net) (193) (170) (723) (201) (81) (181) Other gains (losses) (3) (66) (284) (61) (75) (62) Profit/(loss) before tax 1,969 2,065 1,285 1,716 2,053 1,338 Income tax (546) (573) (314) (465) (557) (362) Profit/(loss) for the year 1,422 1,492 971 1,251 1,496 976 Non-controlling interests (315) (293) (293) (286) (373) (266) Net attributable profit 1,107 1,199 678 965 1,123 709 Earning per share (euros) (1) 0.16 0.17 0.09 0.13 0.16 0.10 (1) Adjusted by additional Tier 1 instrument remuneration.

JANUARY-JUNE 2017 GROUP INFORMATION P.5

Consolidated income statement (Million euros)

	1H17	Δ%	Δ% at constant exchange rates	1H16
Net interest income	**8,803**	**5.2**	**9.6**	**8,365**
Net fees and commissions	2,456	4.5	8.0	2,350
Net trading income	1,069	(9.1)	(2.4)	1,176
Dividend income	212	(29.6)	(29.5)	301
Share of profit or loss of entities accounted for using the equity method	(8)	n.s.	n.s.	1
Other operating income and expenses	185	n.s.	97.7	40
Gross income	**12,718**	**4.0**	**7.8**	**12,233**
Operating expenses	(6,311)	(0.3)	2.2	(6,332)
Personnel expenses	(3,324)	(0.0)	2.2	(3,324)
Other administrative expenses	(2,275)	(1.9)	1.0	(2,319)
Depreciation	(712)	3.4	6.3	(689)
Operating income	**6,407**	**8.6**	**13.9**	**5,901**
Impairment on financial assets (net)	(1,941)	(8.0)	(4.9)	(2,110)
Provisions (net)	(364)	38.6	32.1	(262)
Other gains (losses)	(69)	(50.0)	(51.1)	(137)
Profit/(loss) before tax	**4,033**	**18.9**	**27.2**	**3,391**
Income tax	(1,120)	21.8	32.9	(920)
Profit/(loss) for the year	**2,914**	**17.9**	**25.2**	**2,471**
Non-controlling interests	(607)	(5.0)	7.7	(639)
Net attributable profit	**2,306**	**25.9**	**30.8**	**1,832**
Earning per share (euros) (1)	0.33			0.26

(1) Adjusted by additional Tier 1 instrument remuneration.

Gross income

Cumulative **gross income** grew 7.8% year-on-year, again strongly supported by the positive performance of the more recurring items.

Net interest income grew 9.6% year-on-year and 3.3% over the quarter. Once more, the trend can be explained by the growth in activity in emerging economies and good management of customer spreads. Performance was positive in all the business areas except for Banking activity in Spain, where the current environment of very low interest rates, lower volumes of activity and sales in the wholesale portfolios have had a negative impact on performance.

Gross income (Million euros)



+4.0% (1)
12,233
12,718
At constant exchange rates
5,788
5,563
6,445
6,239
6,198
6,046
6,222
6,180
6,383
6,396
6,336
6,322
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: +7.8%.

Net interest income/ATA (Percentage)



2.30
2.34
2.41
2.44
2.54
2Q
3Q
4Q
1Q
2Q
2016
2017

JANUARY-JUNE 2017 GROUP INFORMATION P.6

First-half **net fees and commissions** have also performed well year-on-year in all the Group's areas, strongly influenced by good diversification, the recovery of activity in the wholesale businesses and fees from asset management, credit cards and online banking.

As a result, **more recurring revenues** (net interest income plus fees and commissions) have increased 9.2% year-on-year (2.7% over the last three months).

Net interest income plus fees and commissions (Million euros)


+5.1% (1)
10,715
11,260
At constant exchange rates
5,313
5,402
5,517
5,546
5,546
5,714
5,088
5,222
5,350
5,476
5,554
5,706
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: +9.2%.

The positive contribution of **NTI** has moderated in the half-year compared with the same period in 2016. This is mainly because capital gains of €204m before tax from the sale on the market of 1.7% of China Citic Bank (CNCB) in the first quarter of the year are lower than those from the VISA transaction booked in the same period last year (€225m).

The **dividend income** heading mainly includes dividends from the Group's stake in the Telefónica Group (€53m). The amount is lower than that paid in the second quarter of 2016 as a result of the reduction of the dividend paid by the entity (from €0.4 to €0.2 per share). In 2016 it also included those from CNCB.

Finally, other **operating income and expenses** have grown 97.7% year-on-year as a result of the positive contribution of the insurance business (up 14.4% in the last twelve months) due to the improvement in both written premiums and claims on the same period in 2016. In addition, this line includes the annual contribution of €100m in the second quarter to the Single Resolution Fund (SRF) (€122m in the same period of 2016).

Operating income

The year-on-year increase in **operating expenses** continues limited, and stands at 2.2%. The above is due to the cost discipline implemented in all the areas of the Group through efficiency plans that are beginning to deliver results, and the materialization of some synergies (mainly those resulting from the integration of Catalunya Banc –CX-). By business area there has been a reduction in Spain (where in May 59 branches were closed in addition to the 129 in February), the Rest of Eurasia and the Corporate Center, and an increase close to inflation levels in the rest of the geographic areas.

Operating expenses (Million euros)


-0.3% (1)
6,332
6,311
At constant exchange rates
3,174
3,159
3,216
3,243
3,137
3,175
3,081
3,094
3,155
3,204
3,133
3,179
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: +2.2%.

JANUARY-JUNE 2017 GROUP INFORMATION P7

Breakdown of operating expenses and efficiency calculation (Million euros)

	1H17	Δ%	1H16
Personnel expenses	**3,324**	**(0.0)**	**3,324**
Wages and salaries	2,590	0.1	2,587
Employee welfare expenses	478	(1.0)	482
Training expenses and other	256	0.5	255
Other administrative expenses	**2,275**	**(1.9)**	**2,319**
Property, fixtures and materials	528	(3.4)	547
IT	499	4.6	477
Communications	149	(1.4)	151
Advertising and publicity	186	(9.3)	205
Corporate expenses	51	(1.9)	52
Other expenses	625	(5.2)	659
Levies and taxes	237	4.0	228
Administration costs	**5,599**	**(0.8)**	**5,644**
Depreciation	**712**	**3.4**	**689**
Operating expenses	**6,311**	**(0.3)**	**6,332**
Gross income	**12,718**	**4.0**	**12,233**
Efficiency ratio (operating expenses/gross income; %)	**49.6**		**51.8**

Number of employees


Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
137,310
33,053
10,933
37,340
24,020
30,713
1,251
June 2016
134,792
31,451
10,544
37,378
23,678
30,543
1,198
December 2016
132,321
30,687
10,656
36,794
23,189
29,859
1,136
June 2017

Number of ATMs


Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
30,958
7,079
1,019
11,133
4,957
6,743
27
June 2016
31,120
6,570
1,025
11,434
5,125
6,939
27
December 2016
31,194
6,481
1,022
11,583
4,983
7,098
27
June 2017

Number of branches


Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
9,153
3,788
678
1,821
1,146
1,673
47
June 2016
8,660
3,303
676
1,836
1,131
1,667
47
December 2016
8,421
3,115
650
1,834
1,119
1,664
39
June 2017

As a result of the above, the **efficiency** ratio stands at 49.6% (51.8% in the first half of 2016 and 51.9% for the whole of 2016), and the **operating income** has risen 13.9% in the last twelve months.

JANUARY-JUNE 2017 GROUP INFORMATION P.8

Efficiency (Million euros) and efficiency ratio (Percentage)


Gross income
Operating expenses
12,233
12,718
6,332
6,311
51.8
49.6
1H16
1H17
1H16
1H17

Operating income (Million euros)


+8.6% (1)
5,901
6,407
2,614
3,287
2,982
2,980
3,246
3,161
2,482
3,145
2,892
2,976
3,263
3,144
At constant exchange rates
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: +13.9%.

Provisions and other

Impairment losses on financial assets totaled €1,941m in the first half of the year, below the amount for the first six months of last year. By areas there was a year-on-year reduction in Spain, where the loan-loss provisioning requirements were lower; the United States, as in the first quarter of the previous year provisions were included following the rating downgrades of some companies belonging to the energy and metal & mining sectors; and, to a lesser extent, Turkey. In contrast, Mexico and South America have reported increases over the last twelve months, largely related to the increase in lending activity, and to a lesser extent, to the impact of increased requirements for insolvency provisions associated with some wholesale customers customers in the case of South America.

Impairment on financial assests (net) (Million euros)


-8.0% (1)
2,110
1,941
1,033
1,077
1,004
687
945
997
1,001
1,040
979
696
951
990
At constant exchange rates
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: -4.9%.

Finally, there was also a slight increase in the allocation to **provisions (net) and other gains (losses)** (up 4.0% year-on-year), which include the provisions for contingent liabilities, contributions to pension funds and provisions for buildings and foreclosed assets, among others. This increase is mainly explained by higher restructuring costs, basically affecting Banking activity in Spain, the area where increasing efficiency is a priority focus.

Results

As a result of the above, the Group's **net attributable profit** has been very positive (up 30.8% year-on-year). It is important to note that since March 2017 this figure has included the additional stake of 9.95% in the capital of Garanti, which has made a positive impact of around €54m of less non-controlling interests.

By **business area**, Banking activity in Spain has generated a profit of €670m, Non Core Real Estate generated a loss of €191m, the United States contributed €297m, Mexico €1,080m, Turkey €374m, South America €404m and the Rest of Eurasia €73m.

JANUARY-JUNE 2017 GROUP INFORMATION 9

Net attributable profit (Million euros)


+25.9% (1)
1,832
2,306
At constant exchange rates
709
677
1,123
1,086
965
951
678
668
1,199
1,209
1,107
1,097
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At constant exchange rates: +30.8%.

Earnings per share (1) (Euros)


+25.9% (1)
0.26
0.33
0.10
0.16
0.13
0.09
0.17
0.16
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) Adjusted by additional Tier 1 instrument remuneration.

ROE y ROTE (1) (Percentage)


ROTE
ROE
8.9
8.2
10.5
7.2
6.7
8.6
1H16
2016
1H17

(1) The ROE and ROTE ratios include in the denominator the Group's average shareholders' funds, but do not take into account the caption within total equity named "Accumulated other comprehensive income" with an average balance of -€4,218m in 1H 2016, -€4,492m in 2016 and -€6,015 in 1H 2017.

ROA y RORWA (Percentage)


RORWA
ROA
1.25
1.19
1.53
0.67
0.64
0.82
1H16
2016
1H17

JANUARY-JUNE 2017 GROUP INFORMATION P.10

Balance sheet and business activity

BBVA Group's activity is continuing the trend of previous periods. The key factors behind the balance sheet and activity figures in the **first half of 2017** are summarized below:

- Geographic disparity of **loans and advances to customers** (gross). At the same time as an increase in volumes in emerging geographic areas, there has been deleveraging in Spain, although the rate of decline is steadily falling, largely due to the good performance of new production. In the United States there has been a decline in lending activity this year, following the area's strategy for selective growth in the more profitable portfolios.
- **Non-performing loans** have again declined, mainly due to decreases in Spain, the United States and Turkey.
- In **customer deposits**, increase across the board in the lower-cost items such as current and savings accounts, and a decline in time deposits.
- **Off-balance-sheet funds** have continued to increase, and are still strongly focused on mutual funds and investment companies.

Consolidated balance sheet (Million euros)

	30-06-17	Δ%	31-12-16	30-06-16
Cash, cash balances at central banks and other demand deposits	34,720	(13.3)	40,039	25,127
Financial assets held for trading	68,885	(8.1)	74,950	84,532
Other financial assets designated at fair value through profit or loss	2,230	8.2	2,062	2,148
Available-for-sale financial assets	74,666	(5.8)	79,221	90,638
Loans and receivables	458,494	(1.6)	465,977	470,543
Loans and advances to central banks and credit institutions	38,079	(5.4)	40,268	43,603
Loans and advances to customers	409,087	(1.3)	414,500	415,872
Debt securities	11,328	1.1	11,209	11,068
Held-to-maturity investments	14,531	(17.9)	17,696	19,295
Investments in subsidiaries, joint ventures and associates	1,142	49.3	765	1,131
Tangible assets	8,211	(8.2)	8,941	9,617
Intangible assets	9,047	(7.6)	9,786	9,936
Other assets	30,504	(5.9)	32,418	33,072
Total assets	**702,429**	**(4.0)**	**731,856**	**746,040**
Financial liabilities held for trading	49,532	(9.4)	54,675	58,753
Other financial liabilities designated at fair value through profit or loss	2,437	4.2	2,338	2,501
Financial liabilities at amortized cost	566,021	(3.9)	589,210	597,745
Deposits from central banks and credit institutions	89,002	(9.4)	98,241	101,827
Deposits from customers	394,626	(1.7)	401,465	406,284
Debt certificates	69,513	(9.0)	76,375	75,498
Other financial liabilities	12,880	(1.9)	13,129	14,137
Liabilities under insurance contracts	9,846	7.7	9,139	9,335
Other liabilities	19,866	(5.7)	21,066	21,744
Total liabilities	**647,702**	**(4.2)**	**676,428**	**690,078**
Non-controlling interests	6,895	(14.5)	8,064	8,527
Accumulated other comprehensive income	(6,991)	28.1	(5,458)	(4,327)
Shareholders' funds	54,823	3.8	52,821	51,761
Total equity	**54,727**	**(1.3)**	**55,428**	**55,962**
Total equity and liabilities	**702,429**	**(4.0)**	**731,856**	**746,040**
Memorandum item:				
Guarantees given	47,060	(6.9)	50,540	50,127

JANUARY-JUNE 2017 Group informAtion P.11 Loans and advances to customers (gross) (Billion euros) Loans and advances to customers (Million euros) 433 430 30-06-17 ?% 31-12-16 30-06-16 424 (1) -1.4% public sector 27,135 (1.3) 27,506 30,523 individuals 169,948 (1.5) 172,476 173,240 Mortgages 118,589 (3.1) 122,439 123,831 Consumer 36,570 3.9 35,195 34,593 Credit cards 14,789 (0.4) 14,842 14,816 Business 186,203 (1.9) 189,733 186,743 Business retail 20,146 (17.2) 24,343 24,059 Other business 166,057 0.4 165,391 162,684 June 2016 December 2016 June 2017 other loans 19,388 8.7 17,844 18,550 (1) At constant exchange rates: +1.0%. non-performing loans 21,730 (5.2) 22,915 24,212 loans and advances to 424,405 (1.4) 430,474 433,268 customers (gross) Loan-loss provisions (15,318) (4.1) (15,974) (17,396) loans and advances to 409,087 (1.3) 414,500 415,872 customers memorandum item: Secured loans 197,795 (2.0) 201,772 202,778 Customer funds (Billion euros) Customer funds (Million euros) 30-06-17 ?% 31-12-16 30-06-16 536 534 532 -0.4% (1) Deposits from customers 394,626 (1.7) 401,465 406,284 130 132 137 Demand deposits 239,561 3.4 231,638 219,675 Other customer Time deposits 130,752 (9.5) 144,407 154,886 funds Assets sold under repurchase 11,858 7.3 11,056 16,701 Deposits from agreement customers Other deposits 12,455 (13.3) 14,364 15,021 406 401 395 other customer funds 137,044 3.7 132,092 130,177 Mutual funds and investment 59,905 8.8 55,037 53,487 companies June 2016 December 2016 June 2017 Pension funds 33,412 (0.0) 33,418 32,033 Other off-balance sheet funds 3,217 13.6 2,831 3,370 (1) At constant exchange rates: +1.8%. Customer portfolios 40,510 (0.7) 40,805 41,287 total customer funds 531,670 (0.4) 533,557 536,460

JANUARY-JUNE 2017 GROUP INFORMATION P.12

Solvency

Capital base

BBVA Group's **fully-loaded CET1** ratio stood at 11.1% at the end of June 2017, above the target of 11%. This ratio has increased by 20 basis points so far this year, primarily due to organic earnings generation and a reduction in RWAs.

This ratio was affected by **transactions** carried out during the first quarter of 2017, in particular the acquisition of an additional 9.95% stake in Garanti and the sale of 1.7% in CNCB. Both transactions had a combined negative impact on the ratio of 13 basis points.

RWAs declined to June 30, 2017 relative to December 2016, largely explained by depreciation of currencies against the euro (especially the Turkish lira and the U.S. dollar) and an improvement in the risk profile of the Group's portfolio, particularly the Spanish portfolio. Worth of note in this regard was the €3,000m synthetic securitization agreed on June 2, which covers potential losses on a portfolio of around 15,000 loans to Spanish SMEs. This was arranged through a mezzanine guarantee facility provided by the European Investment Fund (EIF, a subsidiary of the supranational European Investment Bank). This operation enabled the Group to free up €683m in RWAs with a corresponding positive impact on the capital base.

During the first half of 2017, BBVA S.A. **issued** €500m in preferred securities at a coupon of 5.875%. This is classified as additional Tier 1 capital (contingent convertible) under solvency regulation, capable of converting into ordinary BBVA shares, and contributed 13 basis points to the total capital ratio. In addition, BBVA S.A. has undertaken various subordinate capital issues worth a nominal amount of close to €1,500m (of which €168m were issued in the second quarter). Meanwhile, Garanti in Turkey issued $750m in the second quarter. These issues compute as tier 2 capital, having a 50 basis point impact on the total capital ratio during the first half of the year on a phased-in basis (similar in fully-loaded terms).

Finally, the last "**dividend-option**" program was completed in April, with holders of 83.28% of free allocation rights choosing to receive new BBVA shares. 101,271,338 shares were ultimately issued.

The **phased-in CET1** ratio stood at 11.8% at the end of June 2017, with the **Tier 1** ratio reaching 13.0% and the **Tier 2** ratio at 2.5%, resulting in a **total capital ratio** of 15.5%. These levels are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to BBVA Group for 2017 (7.625% for the phased-in CET1 ratio and 11.125% for the total capital ratio).

Finally, the Group maintains a sound **leverage** ratio: 6.8% under fully-loaded criteria (6.9% phased-in), which compares very favorably with the rest of its peer group.

Evolution of fully-loaded capital ratios (Percentage)


Total capital ratio
Tier 2
Additional Tier 1
CET1
14.7
2.2
1.6
10.9
31-12-16
15.0
2.5
1.5
11.0
31-03-17
15.2
2.4
1.7
11.1
30-06-17

Ratings

On April 3, 2017, Standard & Poor's (S&P) raised its outlook for BBVA to positive from stable as a result of a similar improvement in Spain's sovereign rating outlook (on March 31), with both ratings being maintained at BBB+. Furthermore, on July 25, Scope Ratings raised its rating for BBVA by one notch from A to A+, with a stable outlook. So far this year the remaining credit rating agencies have not changed either their rating or outlook for BBVA.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody's (1)	Baa1	P-2	Stable
Scope Ratings	A+	S-1	Stable
Standard & Poor's	BBB+	A-2	Positive

(1) Additionally, Moody's assigns an A3 rating to BBVA's long term deposits.

JANUARY-JUNE 2017 GROUP INFORMATION P.13

Capital base [1] (Million euros)

	CRD IV phased-in [1]			CRD IV fully-loaded		
	30-06-2017 [2]	31-12-16	30-06-16	30-06-2017 [2]	31-12-16	30-06-16
Common Equity Tier 1 (CET 1)	43,888	47,370	47,559	41,425	42,398	42,227
Tier 1	48,484	50,083	50,364	47,733	48,459	48,264
Tier 2	9,351	8,810	11,742	9,123	8,739	11,922
Total Capital (Tier 1 + Tier 2)	57,835	58,893	62,106	56,855	57,198	60,186
Risk-weighted assets	373,075	388,951	395,085	373,075	388,951	394,063
CET1 (%)	11.8	12.2	12.0	11.1	10.9	10.7
Tier 1 (%)	13.0	12.9	12.7	12.8	12.5	12.2
Tier 2 (%)	2.5	2.3	3.0	2.4	2.2	3.0
Total capital ratio (%)	15.5	15.1	15.7	15.2	14.7	15.3

(1) The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.
(2) Preliminary data.

JANUARY-JUNE 2017 Group informAtion P.14 Risk management Credit risk the exchange-rate effect), and 4.2% since December BBVA Group has maintained the positive trend in the metrics 2016, due to the general declines in all the geographic related to credit risk management in the semester (stability in areas. the second quarter): As a result, the NPL coverage ratio has closed the half-year Credit risk has fallen by around 2%, both over the last at 71%, an improvement of 30 basis points over the last six months and in the quarter. At constant exchange three months and 57 basis points since December 2016. rates, the rate of change is up 0.6% year-to-date, and Finally, the cumulative cost of risk through June stands at up 0.7% since the close of March 2017. The key factors 0.92%, practically the same as in the first quarter (0.90%) are: deleveraging in Spain (although the rate of decline and 8 points higher than in the previous year. has eased steadily); the United States; and, due to the exchange rate effect, South America and Turkey. As for Mexico, the area reported growth. Non-performing loans (Million euros) non-performing loans continue to decline with respect 24,834 24,253 23,595 23,236 22,422 to the first quarter of the year (down 3.5%) and the -3.5% close of last year (down 5.0%), due to the positive trend particularly in Spain, the United States and Turkey. The Group’s npl ratio continues to improve (down 8 basis points over the last three months and down 15 basis points compared with the close of 2016), to finish at 4.8% at the close of June 2017. loan-loss provisions have fallen slightly by 3.1% on the June September December March June 2016 2017 figure at the close of March this year (down 1.1% excluding Credit risks (1) (Million euros) 30-06-17 31-03-17 31-12-16 30-09-16 30-06-16 Non-performing loans and guarantees given 22,422 23,236 23,595 24,253 24,834 Credit risks 471,548 480,517 480,720 472,521 483,169 Provisions 15,878 16,385 16,573 17,397 18,264 NPL ratio (%) 4.8 4.8 4.9 5.1 5.1 NPL coverage ratio (%) 71 71 70 72 74 (1) Include gross loans and advances to customers plus guarantees given. Non-performing loans evolution (Million euros) 2Q 17 (1) 1Q 17 4Q 16 3Q 16 2Q 16 Beginning balance 23,236 23,595 24,253 24,834 25,473 Entries 2,525 2,490 3,000 2,588 2,947 Recoveries (1,930) (1,698) (2,141) (1,784) (2,189) net variation 595 792 859 804 758 Write-offs (1,084) (1,132) (1,403) (1,220) (1,537) Exchange rate differences and other (326) (18) (115) (165) 140 period-end balance 22,422 23,236 23,595 24,253 24,834 memorandum item: Non-performing loans 21,730 22,572 22,915 23,589 24,212 Non-performing guarantees given 691 664 680 665 622 (1) Preliminary data.

JANUARY-JUNE 2017 GROUP INFORMATION P.15

Structural risks

Liquidity and funding

Management of **liquidity and funding** in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA's management of the Group's liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group's different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the **first half of 2017**, liquidity and funding conditions have remained comfortable across BBVA Group's global footprint:

- The financial soundness of the Group's banks continues to be based on the funding of lending activity fundamentally through the use of stable customer funds.
- Activity both on the euro balance sheet and in Mexico has continued to generate liquidity, as deposits have shown a positive trend that has led to a narrowing of the credit gap.
- In the United States, the control of the cost of deposits has led to an increase in the credit gap.
- Comfortable liquidity situation in Turkey. Slight increase in the credit gap due to higher lending activity.
- In South America, the liquidity situation remains comfortable, allowing a reduction of the growth of wholesale deposits to match lending activity.
- In addition, BBVA S.A. has accessed the wholesale funding markets for a total of €3.5 billion, using senior debt (€1 billion in the first quarter and €1.5 billion in the second, this last one with a floating coupon) and Tier 2 debt (€1 billion in the first quarter). A number of private issuance transactions of Tier 2 securities have also been closed for around €500m (of which €168m were in the second quarter) and one additional Tier 1 issue for €500m in the second quarter.
- The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates. It is worth highlighting Garanti's securities issues in Turkey: senior debt for USD 500m in the first quarter; subordinate debt for USD 750m in the second quarter; and guaranteed Turkish lira bonds for an equivalent of €131m, also in the second quarter; as well as the renewal of the syndicated loan (second quarter). In the United States, BBVA Compass has returned to the markets after two years, with a senior debt issue of USD 750m. In Mexico, BBVA Bancomer has carried out two local senior debt issues for a total of €338m at 3 and 5 years. In South America, BBVA Chile has also made two senior issues at 4 and 10 years on the local market for an equivalent of €173m.
- Short-term funding has continued to perform positively, in a context marked by a high level of liquidity.
- As regards the LCR liquidity coverage ratio, BBVA continues at levels of over 100%, clearly higher than demanded by regulations (over 80% in 2017), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA's long-term investments, basically stemming from its franchises abroad, aims to preserve the Group's capital adequacy ratios and ensure the stability of its income statement.

The **first half of 2017** has been marked by:

- Uncertainty with respect to the fiscal and commercial policies of the U.S. administration, which generated a high level of volatility in the case of the Mexican peso, above all in the first three months of 2017.
- The debate on the elimination of negative rates by the European Central Bank (ECB), in view of the improvement in macroeconomic data.
- Activation of the process for the United Kingdom's exit from the European Union (Brexit).
- The results of the French elections.
- The Federal Reserve's (FED) interest rate hike.
- The result of the constitutional referendum in Turkey and the action by the Turkish Central Bank (CBRT).
- The rise in interest rates by the Central Bank of Mexico (Banxico) and the more constructive discussions in relation to the North American Free Trade Agreement (NAFTA).

In this context, BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of earnings expected for 2017 and around 70% of the excess CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, at the close of June 2017, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies

JANUARY-JUNE 2017 Group informAtion P.16 (Mexican peso or Turkish lira) against the euro remains limited In South America, the monetary authority has lowered to less than 2 basis points, and the coverage level of the rates in Peru (25 basis points), Colombia (125 basis expected earnings for 2017 in these two countries would be points) and Chile (50 basis points). around 60% in Mexico and 50% in Turkey. interest rates Economic capital The aim of managing interest-rate risk is to maintain a Consumption of economic risk capital (ERC) at the close of sustained growth of net interest income in the short and May 2017 stood at € 36,066m in consolidated terms, a decline medium term, irrespective of interest-rate fluctuations, while of 2.9% with respect to the figure for February this year (down controlling the impact on the capital adequacy ratio through 0.9% at constant exchange rates). This fall is due to credit risk the valuation of the portfolio of available-for-sale assets. (mainly in Spain) and equity risk due to goodwill (as a result of the depreciation of the dollar against the euro over the The Group’s banks have fixed-income portfolios to manage quarter), offset partly by an increase in structural exchange-the balance-sheet structure. In the first half of 2017, the rate risk (due to currency fluctuations), interest-rate risk and results of this management have been satisfactory, with investment risk (the latter mainly the result of the increase in limited risk strategies aimed at improving profitability. the stake in Testa Residencial). Finally the following is worth noting with respect to the monetary policies pursued by the different central banks of Attributable economic risk capital breakdown the main geographic areas where BBVA operates between (Percentage as of May 2017) January and June 2017: 8.2 Credit 1.2 No relevant changes in the Eurozone, where rates remain at 0%. Equity 9.6 Structural In the United States the upward trend in interest rates 2.9 Operational continues, with a rise in March and another in June, to 7.1 1.25%. Trading 52.4 Fixed asset 5.6 In Mexico, Banxico has made a number of interest-rate Insurance hikes so far this year, so the monetary policy level at the Other 13.1 close of June is 7%. In Turkey, the half-year has been marked the CBRT’s interest-rate hikes, which have increased the average cost of funding to 11.98%.

JANUARY-JUNE 2017 GROUP INFORMATION P.17

The BBVA share

Global growth has continued to give signs of improvement in the first half of 2017. The most recent figures also suggest some stabilization looking forward. The general improvement in confidence and global trade are underpinning the economic acceleration. In addition, central banks are continuing their support and there is relative calm in the financial markets. Performance in the developed economies continues to be positive, above all in Europe. In contrast, in Latin America recent trends suggest moderate growth, although with differences between the countries. In China, growth is expected to slow in the coming months. As a result of the above, global growth could be around 3.3% in 2017, according to BBVA Research estimates.

Against this backdrop, the main **stock market indices** delivered positive results in the first half of the year. This was the result of a strong boost from general rises in the first quarter, and a second quarter in which performance was mixed (slight losses in Europe, stability in Spain and gains in the United States). In this respect, in Europe, the Stoxx 50 has gained 3.7% since December 2016, while the Euro Stoxx 50 gained 4.6%; and in Spain, the Ibex 35 also increased by 11.7%. The S&P 500, which tracks the share prices of U.S. companies, also performed positively, registering a 8.2% rise.

The **banking sector**, in Europe in particular, has outperformed the general market indices in the first six months of the year. The European Stoxx Banks index, which includes British banks, gained 7.1%, while the Eurozone bank index, the Euro Stoxx Banks, gained 11.5%. In contrast, in the United States, the S&P Regional Banks sector index performed worse than the market with a downturn of 1%.

The **BBVA share** remained stable in the last quarter, closing June at €7.27, with a gain of 13.3% since December 2016, representing a relatively better performance than the European banking sector and the Ibex 35.

BBVA share evolution compared with European indices
(Base indice 100=30-06-2016)


BBVA
Stoxx 50
Euro Stoxx 50
30-06-16
30-09-16
31-12-16
31-03-17
30-06-17

The BBVA share and share performance ratios

	30-06-17	31-12-16
Number of shareholders	910,330	935,284
Number of shares issued	6,667,886,580	6,566,615,242
Daily average number of shares traded	42,015,051	47,180,855
Daily average trading (million euros)	286	272
Maximum price (euros)	7.89	6.88
Minimum price (euros)	5.92	4.50
Closing price (euros)	7.27	6.41
Book value per share (euros)	7.18	7.22
Tangible book value per share (euros)	5.82	5.73
Market capitalization (million euros)	48,442	42,118
Yield (dividend/price; %) (1)	5.1	5.8

(1) Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As regards **shareholder remuneration**, the last "dividend-option" was paid in April 2017, with 83.28% of the holders of free assignment rights choosing to receive new shares. Looking forward, in line with the significant event published on February 1, 2017, BBVA intends to distribute between 35% and 40% of profits obtained each year fully in cash. This shareholder remuneration policy will be formed each year of an interim dividend (which is expected to be paid in October) and a final dividend (which will be paid out upon completion of the final year and following approval of the application of the result, foreseeably in April). These payouts will be subject to appropriate approval by the corresponding governing bodies.

Shareholder remuneration
(Euros-gross-/share)


Dividend-option
Cash
0.121
0.08
0.08
0.08
0.131
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17

JANUARY-JUNE 2017 Group informAtion P.18 As of June 30, 2017, the number of BBVA shares amounted to Finally, BBVA maintains a significant presence on a number of 6,678 million, and the number of shareholders was 910,330. international sustainability indices or ESG (environmental, Residents in Spain hold 43.57% of the share capital, while the social and governance) indices, which evaluate the percentage owned by non-resident shareholders stands at performance of companies in this area, as summarized in the 56.43%. table below. Shareholder structure (30-06-2017) Sustainability indices on which BBVA is listed as of 30-06-2017 (1) shareholders shares Listed on the MSCI Global number of shares number % number % Sustainability indices Up to 150 190,209 20.9 13,500,956 0.2 AAA rating 151 to 450 187,471 20.6 51,197,762 0.8 451 to 1,800 285,001 31.3 276,805,556 4.2 Listed on the FTSE4Good Global, FTSE4Good Europe and FTSE4Good IBEX indices 1,801 to 4,500 129,868 14.3 370,167,831 5.6 4,501 to 9,000 60,339 6.6 380,397,359 5.7 9,001 to 45,000 50,891 5.6 886,690,865 13.3 Listed on the Euronext Vigeo Eurozone 120 More than 45,001 6,551 0.7 4,689,126,251 70.3 and Europe 120 indices total 910,330 100.0 6,667,886,580 100.0 BBVA shares are traded on the Continuous Market of the Included on the Ethibel Excellence (1) Investment Register Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American depositary shares (ADS) are traded on the New York Stock Exchange and on the In 2016, BBVA obtained a “B” rating Lima Stock Exchange (Peru), under an exchange agreement between these two markets. Among the main stock market (1) The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service indices, BBVA shares are included on the Ibex 35, Euro Stoxx marks or index names herein donot constitute a sponsorship, endorsement or romotion of 50 and Stoxx 50, with a weighting of 8.88%, 2.08% and 1.34% BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and MSCI index names and logos are trademarks or service marks of MSCI or its respectively. They are also listed on several sector indices, affiliates. including the Euro Stoxx Banks, with a weighting of 9.08%, and the Stoxx Banks, with a weighting of 4.54%.

JANUARY-JUNE 2017 GROUP INFORMATION P.19

Responsible banking

At BBVA we have a differential banking **model** that we refer to as responsible banking, based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

The main **strategic initiatives** related to responsible banking which we are working on are:

- The creation of **lasting and more balanced relationships with our customers** through transparent, clear and responsible communication and financial education included in the solutions that we offer.
- The **full integration of how we do business** through responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.
- **Promotion of responsible and sustainable growth** through financial inclusion, sustainable finance, support for SMEs and responsible investment.
- **Investment in the community**, with priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

As regards **financial education**, the 2015 PISA (Program for International Student Assessment) Report on Financial Literacy, drafted by the Organization for Economic Cooperation and Development (OECD) and sponsored by BBVA was presented in Paris. The aim is to determine the level of knowledge and skills of young people for making financial decisions.

In Spain BBVA organizes the program Valores de Futuro (Future Values) to improve the financial literacy of young people and promote the values associated with the good use of money. In its 8th edition, which ended in the second quarter of 2017, a total of 79,356 children aged 6 to 15 took part.

In June, the **2017 EduFin Summit** was held in Mexico City. This is the first annual summit of the Center for Financial Education and Skills that BBVA has launched with the aim of fostering financial knowledge.

In 2017, to celebrate the 10th anniversary of the **BBVA Microfinance Foundation** it organized the Forum for the Development of Financial Inclusion, which dealt with the issue of financial inclusion, technological challenges and the role of women in the economy. Her Majesty Queen Letizia presided at the forum. Over these ten years, the Microfinance Foundation granted more than USD 8.2 billion in loans to vulnerable entrepreneurs. It has become one of the philanthropic initiatives with the biggest social impact in Latin America, with 1.8 million customers and an estimated indirect impact on the lives of 7.3 million people. Around 60% of recipients of the Foundation's loans are women. Women have a long way to go in Latin America to end inequality. This has been the main conclusion of the Foundation during its presentation at the biggest intergovernmental meeting of the United Nations (UN) on gender equality and women's empowerment: the 61st session of the Commission on the Status of Women (CSW61).

As part of its promotion of responsible and sustainable growth, BBVA has extended its offer of sustainable finance tools and continues to demonstrate its leadership within the scope of **green finance**. In fact, BBVA has led the first global green syndicated loan arranged in June 2017, in term loan format, for €265m. The deal was underwritten by 11 national and foreign financial institutions and was heavily oversubscribed. This and other formats (green loans, green bonds, etc.) reflect BBVA's commitment to sustainability and green principles.

JANUARY-JUNE 2017 BUSINESS AREAS P.20

Business areas

This section presents and analyzes the most relevant aspects of the Group's different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2017 the **reporting structure** of BBVA Group's business areas remains basically the same as in 2016:

- **Banking activity in Spain** includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.
- **Non Core Real Estate** covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.
- **The United States** includes the Group's business activity in the country through the BBVA Compass group and the BBVA New York branch.
- **Mexico** basically includes all the banking and insurance businesses carried out by the Group in the country.
- **Turkey** includes the activity of the Garanti Group. On March 22nd 2017 BBVA completed the acquisition of a 9.95% additional stake in Garanti. Thus, BBVA's total stake in the said entity at present amounts to 49.85%.
- **South America** basically includes BBVA's banking and insurance businesses in the region.
- **Rest of Eurasia** includes business activity in the rest of Europe and Asia, i.e. the Group's retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the **Corporate Center** is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group's holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group's global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, **supplementary information** is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant **exchange rates** are given in addition to the year-on-year variations at current exchange rates.

The **information by areas** is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

JANUARY-JUNE 2017 BusinEss ArEAs P.21 Major income statement items by business area (Million euros) Business areas Banking the BBVA activity in non Core united south rest of ? Business Corporate Group spain real Estate states mexico turkey America Eurasia areas Center 1h17 Net interest income 8,803 1,865 31 1,098 2,676 1,611 1,617 95 8,993 (190) Gross income 12,718 3,201 (6) 1,468 3,507 1,998 2,252 256 12,676 42 Operating income 6,407 1,492 (64) 523 2,309 1,230 1,211 102 6,804 (397) Profit/(loss) before tax 4,033 943 (241) 405 1,469 1,010 790 104 4,480 (447) Net attributable profit 2,306 670 (191) 297 1,080 374 404 73 2,707 (401) 1h16 Net interest income 8,365 1,941 42 938 2,556 1,606 1,441 86 8,610 (245) Gross income 12,233 3,282 11 1,330 3,309 2,154 1,999 278 12,363 (130) Operating income 5,901 1,493 (56) 425 2,112 1,321 1,078 110 6,482 (582) Profit/(loss) before tax 3,391 898 (287) 240 1,300 1,022 804 103 4,079 (688) Net attributable profit 1,832 621 (207) 178 968 324 394 75 2,352 (520) Gross income(1), operating income(1) and net attributable profit breakdown(1) (Percentage. 1st Sem. 2017) Gross income Operating income Net attributable profit 2.0 1.5 17.8 2.7 Spain(2) 25.2 17.8 21.0 14.9 17.7 The United States Mexico 13.8 11.0 15.8 18.1 7.7 Turkey South America 11.6 Rest of Eurasia 33.9 39.9 27.7 (1) Excludes the Corporate Center. (2) Includes the areas Banking activity in Spain and Non Core Real Estate. Major balance sheet items and risk-weighted assets by business area (Million euros) Business areas Banking the BBVA activity in non Core united south rest of ? Business Corporate Group spain real Estate states mexico turkey America Eurasia areas Center 30-06-17 Loans and advances to 409,087 179,920 5,412 55,993 50,425 55,248 45,791 16,298 409,087 -customers Deposits from customers 394,626 181,812 47 59,145 54,826 46,780 44,713 7,304 394,626 -Off-balance sheet funds 96,535 58,891 5—21,040 3,913 12,323 363 96,535 -Total assets/liabilities and 702,429 316,003 12,491 80,015 99,233 83,895 73,323 18,807 683,768 18,662 equity Risk-weighted assets 373,075 107,754 10,298 60,653 48,547 67,270 53,755 14,144 362,420 10,655 31-12-16 Loans and advances to 414,500 181,137 5,946 61,159 46,474 55,612 48,718 15,325 414,370 130 customers Deposits from customers 401,465 180,544 24 65,760 50,571 47,244 47,927 9,396 401,465 -Off-balance sheet funds 91,287 56,147 8—19,111 3,753 11,902 366 91,287 -Total assets/liabilities and 731,856 335,847 13,713 88,902 93,318 84,866 77,918 19,106 713,670 18,186 equity Risk-weighted assets 388,951 113,194 10,870 65,492 47,863 70,337 57,443 15,637 380,836 8,115

JANUARY-JUNE 2017 BUSINESS AREAS P22

Once the composition of each business area has been defined, certain **management criteria** are applied, of which the following are particularly important:

- **Risk adjusted return.** Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group's capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.
- **Internal transfer prices.** BBVA Group has a transfer prices system whose general principles apply in the Bank's different entities, business areas and units.
- **Allocation of operating expenses.** Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.
- **Cross-selling.** In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates (Quarterly averages. Percentage)

	2017		2016			
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.04
Euribor 3 months	(0.33)	(0.33)	(0.31)	(0.30)	(0.26)	(0.19)
Euribor 1 year	(0.13)	(0.10)	(0.07)	(0.05)	(0.02)	0.01
USA Federal rates	1.05	0.80	0.55	0.50	0.50	0.50
TIIE (Mexico)	7.06	6.41	5.45	4.60	4.08	3.80
CBRT (Turkey)	11.80	10.10	7.98	7.99	8.50	8.98

Exchange rates (Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates	
	30-06-17	Δ% on 30-06-16	Δ% on 31-12-16	1H17	Δ% on 1H16
Mexican peso	20.5838	0.2	5.8	21.0340	(4.1)
U.S. dollar	1.1412	(2.7)	(7.6)	1.0829	3.1
Argentine peso	18.8080	(12.0)	(11.8)	17.0082	(6.0)
Chilean peso	757.00	(3.0)	(7.1)	714.80	7.6
Colombian peso	3,472.22	(6.8)	(8.9)	3,164.56	10.1
Peruvian sol	3.6974	(1.3)	(4.5)	3.5447	6.4
Venezuelan bolivar	4,310.34	(72.8)	(56.1)	4,310.34	(72.8)
Turkish lira	4.0134	(20.1)	(7.6)	3.9388	(17.3)

JANUARY-JUNE 2017 BUSINESS AREAS P.23

Banking activity in Spain

Highlights

- **Less deleveraging affecting lending, decline in time deposits and increase in more liquid customer deposits and mutual funds.**
- **Good performance of fees and commissions.**
- **Positive trend in operating expenses.**
- **Restructuring costs booked to improve efficiency.**
- **Stability of risk indicators.**

Business activity (1)
(Year-on-year change. Data as of 30-06-2017)


2.5%
-4.4%
Performing loans under management
Total customer funds under management

(1) Excluding repos.

Net interest income/ATA
(Percentage)


1.16
1.13
1.17
1.17
1.19
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros)


-0.1%
1,493
1,492
669
824
761
583
821
671
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

Net attributable profit
(Million euros)


+8.0%
621
670
243
377
312
-26
375
295
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

Breakdown of performing loans under management (1)
(30-06-2017)


Mortgages
Consumer and credit cards
Public sector
Corporates
Other commercial
Very small businesses
Other
8%
2%
47%
14%
14%
11%
5%

(1) Excluding repos.

Breakdown of customer funds under management (1)
(30-06-2017)


Demand deposits
Time deposits
Off-balance sheet funds
Other
2%
25%
47%
26%

(1) Excluding repos.

JANUARY-JUNE 2017 BUSINESS AREAS P.24

Macro and industry trends

According to the latest data from the National Institute for Statistics (INE), the Spanish **economy** picked up again in the first quarter of 2017, with quarterly GDP growth of 0.8%. In addition, the data available to date suggest that it could have continued to gain some traction in the second quarter. This performance is supported by the improvement in investment and exports, despite the uncertainty generated by Brexit, while a lower contribution is expected from household consumption and tighter control of spending by public administrations. As a result, GDP growth could be more than 3% in 2017, according to estimates by BBVA Research.

In the Spanish **financial system**, the private residential sector continues its deleveraging, but the rate is slowing. Total domestic private-sector lending fell by 2.1% in year-on-year terms according to Bank of Spain data through March 2017, even though new lending to households and SMEs, has risen for 41 consecutive months (from January 2014 to May 2017). New lending to the retail sector increased by 3.5% in year-on-year terms, with cumulative figures through May 2017. Total new lending has grown by 1.3% in the same period, despite the decline in new lending to large companies (down 2.4%) and the fall in mortgage loans (down 9.4%). Asset quality indicators in the system continue to improve. The sector NPL ratio stood at 8.8% in March, 116 basis points below the previous year, on the back of a significant reduction in non-performing loans (down 13.5% year-on-year and 43% down on the high of December 2013). The system's profitability began to recover to more positive levels in the first quarter of 2017, after the decline in the last quarter of last year, due partly to the increase in provisions linked to the Court of Justice of the European Union ruling on floor clauses. As a result, the sector ROE closed March 2017 at 6.2%. The liquidity position of Spanish institutions is good. The funding gap (difference between loans and deposits) is currently at an all-time low, at under 4.5% of the total balance. Finally, May 2017 data show that banks increased their recourse to ECB liquidity by 36% over the last twelve months, taking advantage of the final TLTRO (targeted longer-term refinancing operations) auctions.

Financial statements and relevant business indicators
(Million euros and percentage)

Income statement	1H17	Δ%	1H16
Net interest income	**1,865**	**(3.9)**	**1,941**
Net fees and commissions	783	3.0	760
Net trading income	318	(18.5)	390
Other income/expenses	235	23.3	191
of which insurance activities [1]	227	8.5	209
Gross income	**3,201**	**(2.5)**	**3,282**
Operating expenses	(1,709)	(4.4)	(1,789)
Personnel expenses	(964)	(3.9)	(1,003)
Other administrative expenses	(585)	(6.4)	(625)
Depreciation	(161)	(0.3)	(161)
Operating income	**1,492**	**(0.1)**	**1,493**
Impairment on financial assets (net)	(302)	(40.6)	(509)
Provisions (net) and other gains (losses)	(247)	185.5	(86)
Profit/(loss) before tax	**943**	**5.0**	**898**
Income tax	(271)	(1.7)	(276)
Profit/(loss) for the year	**672**	**7.9**	**622**
Non-controlling interests	(1)	(28.1)	(2)
Net attributable profit	**670**	**8.0**	**621**

[1] Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-06-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	11,315	(7.5)	12,230
Financial assets	88,223	(12.1)	100,394
Loans and receivables	208,151	(3.0)	214,497
of which loans and advances to customers	179,920	(0.7)	181,137
Inter-area positions	5,025	7.9	4,658
Tangible assets	1,007	(29.9)	1,435
Other assets	2,283	(13.3)	2,632
Total assets/liabilities and equity	**316,003**	**(5.9)**	**335,847**
Financial liabilities held for trading and designated at fair value through profit or loss	36,244	(10.5)	40,490
Deposits from central banks and credit institutions	55,919	(15.3)	66,029
Deposits from customers	181,812	0.7	180,544
Debt certificates	32,437	(15.4)	38,322
Inter-area positions	-	-	-
Other liabilities	580	(52.5)	1,220
Economic capital allocated	9,013	(2.5)	9,242

Relevant business indicators	30-06-17	Δ%	31-12-16
Loans and advances to customers (gross) [1]	179,649	(0.5)	180,595
Non-performing loans and guarantees given	11,536	(2.4)	11,819
Customer deposits under management [2]	174,782	(0.0)	174,809
Off-balance sheet funds [3]	58,891	4.9	56,147
Risk-weighted assets	107,754	(4.8)	113,194
Efficiency ratio (%)	53.4		55.8
NPL ratio (%)	5.7		5.8
NPL coverage ratio (%)	53		53
Cost of risk (%)	0.34		0.32

[1] Figures at constant exchange rate.
[2] Excluding repos.
[3] Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BUSINESS AREAS P.25

Activity

Lending (performing loans under management) closed the first half year at €168,450m. This represents an increase of 0.7% on the figure for the close of March 2017, although it is a fall of 0.4% on the close of 2016. There has been a notable performance of commercial loans and consumer finance (up 2.7% and 12.9%, respectively over the last six months), which continue to perform well in terms of new production, with year-on-year growth of 12.8% in commercial and 24.0% in consumer finance. This contrasts with a decline in the residential mortgage and public-sector portfolios (down 3.3% and 1.6%, respectively during this period).

As regards **asset quality**, there has been another decline in net additions to NPL, and together with the trend in lending mentioned above, has left the NPL ratio as of 30-Jun-2017 at 5.7%. The NPL coverage ratio remains at 53%.

Customer **deposits** under management have performed favorably in the last three months (up 1.4%). In the first half, they have maintained similar levels to the close of December 2016. By product, there has been a decrease of 14.7% in time deposits and an increase of 10.5% in current and savings accounts.

Finally, **off-balance-sheet funds** have performed well, with growth of 4.9% over the half-year and 2.4% over the quarter. This performance is largely driven by the progress made by mutual funds (up 8.2% over the half-year and 3.8% over the quarter).

Results

The key highlights of the income statement in the area in the first half of 2017 are as follows:

- 3.9% year-on-year decline in cumulative **net interest income** through June of 2017 as a result of a lower loan volumes and sales of wholesale portfolios, and despite the good management of customer spread.
- Positive performance of **net fees and commissions**, thanks to the positive contribution from the wholesale businesses. They have increased by 3.0% compared with the same period of 2016.
- Contribution from **NTI** is lower than in the first half of the previous year, strongly influenced by the gains from the VISA deal in the second quarter of 2016.
- The **other income/expenses** heading registered an increase of 23.3% year-on-year. A highlight in this category is insurance activity, which has grown by 8.5% thanks to the good performance of earnings from the insurance underwriting margins, strongly linked to the increase in new policies in the period and the low claims ratio. This line also includes the annual contribution of €98m in the second quarter to the Single Resolution Fund (€117m in the same period in 2016).
- Thus the area's **gross income** has declined (down 2.5%), affected mainly by sales of portfolios and the NTI generated in the VISA deal in 2016.
- **Operating expenses** continue to perform well, with a decline of 4.4% compared with the first half of 2016. This reduction is still linked to the synergies related to the integration of Catalunya Banc and the continued implementation of efficiency plans (in May 59 branches were closed in addition to the 129 closed in February).
- As a result, the **efficiency ratio** closed the half year at 53.4% and **operating income** stands at very similar levels to the first six months of 2016.
- **Impairment losses on financial assets** declined by 40.6% year-on-year as a result of reduced provisioning requirements. The cost of risk closed the half-year at 0.34%.
- Finally, the **provisions (net) and other gains (losses)** heading increased significantly, mainly due to higher restructuring costs.

As a result, the **net attributable profit** generated by Banking activity in Spain in the first half of 2017 stands at €670m, a year-on-year increase of 8.0%, strongly influenced by the positive performance of operating expenses and loan-loss provisions.

JANUARY-JUNE 2017 BusinEss ArEAs P.26 Non Core Real Estate highlights • Data related to the spanish real-estate sector continues its positive trend. • impulse to the area’s strategy, focused on growing sales and reducing stock, while aiming to preserve the economic value of the assets. • reduction in net exposure and non-performing loans. • sale of portfolios through the wholesale channel, contribution of land to testa residencial and disposal of a significant office building. industry trends The figures for construction activity indicate that new home starts continue to rise, according to data on new approved The buoyancy with which the real-estate sector in Spain housing construction permits, which rose at a year-on-year closed 2016 continued into the first half of 2017. Sales rate of 15.1% in the first four months of 2017, with permits for continue to increase, which is still being reflected in the price nearly 25,000 units approved. of housing and new starts. Overall, the real-estate market in Spain continues to grow, According to the latest available information from the General following the trend begun in 2014. If this trend is maintained, Council of spanish notaries, over 212,000 homes were 2017 will be the fourth consecutive year of growth in both sold in Spain in the first five months of 2017, a year-on-year sales and home starts and the third in which home prices increase of 14.5%. The rise is based on the positive trend that have risen. continues in the determinants of demand, including: growth in employment, increased consumer confidence, low interest rates and expectations of a revaluation of housing in the Coverage of real-estate exposure    coming years among other. (Million of euros as of 30-06-17) Thus the price of homes at the close of the first quarter of the Gross net % year has risen at a year-on-year rate of 5.3%, in accordance Value provisions exposure Coverage with the latest figures from the National Institute for Statistics real-estate developer 5,872 2,590 3,281 44 (INE). This rate of growth is slightly higher than that at the loans (1) close of the previous quarter (up 4.5%), and maintains the performing 1,482 34 1,449 2 positive trend. Finished properties 1,084 23 1,061 2 Construction in The mortgage market retains its momentum. New 236 3 233 1 progress residential mortgage loans, not including refinancing, have Land 135 6 129 5 increased year-on-year by 16.8%, according to data from the Without collateral and Bank of Spain corresponding to the first five months of the 27 1 26 4 other year. If refinancing is taken into consideration, the new loans have fallen 9.4% year-on-year in the same period. npl 4,389 2,557 1,833 58 Finished properties 1,806 880 926 49 Construction in Net exposure to real-estate (Million euros) 274 156 118 57 progress Land 1,877 1,202 674 64 -14.2% Without collateral and 433 319 114 74 10,212 other 9,293 foreclosed assets 13,183 8,261 4,922 63 Net exposure to real 8,760 estate 3,812 Finished properties 7,493 4,147 3,346 55 3,700 Real-estate developer 3,281 Construction in loans(1) 685 442 243 65 progress Foreclosed assets 5,321 5,032 4,922 Land 5,005 3,672 1,333 73 Other real-estate other real-estate (2) 1,135 579 556 51 (2) assets assets 1,079 561 556 real-estate exposure 20,190 11,431 8,760 57 31-12-16 31-03-17 30-06-17 (1) Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include € 1.2 Bn (June 2017) mainly related to developer performing loans transferred to the Banking activity in Spain unit. (2) Other real-estate assets not originated from foreclosures.

JANUARY-JUNE 2017 BusinEss ArEAs P.27 Activity results BBVA continues with its strategy of reducing its exposure to This business area posted a cumulative loss in the first half of the real-estate sector in Spain, both in the developer segment 2017 of € 191m, compared with a loss of € 207m in the same (lending to real-estate developers plus foreclosed assets period last year. The highlights of the income statement in derived from those loans) and in other real-estate assets. As this respect are: earnings from sales higher than the first six of 30-Jun-2017, the net exposure stood at € 8,760m, a fall of months of 2016, boosted by the sale of an office building, and 14.2% since December 2016, driven primarily by wholesale the generation of lower net interest income as a result of lower transactions during the half year. In addition, it should be exposure, partly due to the different transfers made of the mentioned that in the second quarter of 2017 there was a outstanding portfolio to Banking activity in Spain. further transfer of the outstanding portfolio of € 220m to Banking activity in Spain. Financial statements (Million euros) During the first six months of 2017, on top of steady growth in standard retail sales there were three notable sales of income statement 1er sem. 17 ?% 1er sem. 16 wholesale real-estate assets portfolios: one of the rental net interest income 31 (24.7) 42 buildings in the service sector for a gross value of close to Net fees and commissions 2 (1.1) 2 Net trading income 0 n.s. (0) € 300m; another for around 3,400 residential dwellings with a gross value of € 357m; and a third that corresponds to the Other income/expenses (40) 21.1 (33) Gross income (6) n.s. 11 contribution of assets to the subsidiary Testa Residencial of Operating expenses (57) (13.8) (67) around 1,500 rental units for residential and service-sector Personnel expenses (31) (3.3) (32) use, and for a gross value of € 485m. An office building has Other administrative expenses (17) (20.1) (21) Depreciation (10) (28.9) (14) also been sold for a gross value of € 56m. Overall, 14,563 units were sold during the half year at a total sale price of € 1,169m. operating income (64) 13.9 (56) Impairment on financial assets (net) (89) 5.3 (85) This represents a significant increase on the same period last Provisions (net) and other gains (losses) (88) (39.5) (146) year, both in the number of units and sales price. The policies Profit/(loss) before tax (241) (15.8) (287) and commercial plans established for each asset type will Income tax 49 (38.2) 80 Profit/(loss) for the year (192) (7.3) (207) continue in place in 2017 with the aim of accelerating sales Non-controlling interests 1 n.s. 0 and reducing the stock, with specific actions targeted at the Net attributable profit (191) (7.6) (207) product which has spent the longest time on the balance sheet. In addition, work will also be carried out to increase Balance sheet 30-06-17 ?% 31-12-16 the pace of reducing stock through the sale or contribution Cash, cash balances at central banks and 12 32.5 9 of packages of assets to participated real-estate companies other demand deposits Financial assets 766 33.3 575 or through commercial agreements with developers. The different initiatives under consideration are analyzed on a Loans and receivables 5,412 (9.0) 5,946 of which loans and advances to case-by-case basis, with the goal of preserving the economic 5,412 (9.0) 5,946 customers value of the assets. Inter-area positions — - Tangible assets 350 (24.7) 464 In terms of total real-estate exposure, including outstanding Other assets 5,952 (11.4) 6,719 Total assets/liabilities and equity 12,491 (8.9) 13,713 loans to developers, foreclosed assets and other assets, the Financial liabilities held for trading coverage ratio was 57% at the close of the first half of 2017, an improvement of one percentage point on 31-Mar-2017. and designated at fair value through profit — - or loss Deposits from central banks and credit — -   non-performing loans have fallen again, with limited net institutions additions to NPLs over the period and a coverage ratio of 60% Deposits from customers 47 93.5 24 as of 30-Jun-2017. Debt certificates 792 (5.0) 834 Inter-area positions 8,486 (10.9) 9,520 Other liabilities 0 n.s. (0) Economic capital allocated 3,167 (5.0) 3,335 memorandum item: Risk-weighted assets 10,298 (5.3) 10,870

JANUARY-JUNE 2017 BUSINESS AREAS P28

The United States

Highlights

- **Lending continues to focus on selective and profitable growth.**
- **Decline in customer deposits due to good cost management and increased profitability.**
- **Positive performance of more recurring revenues.**
- **Moderation of operating expenses and reduction in the impairment of financial assets.**
- **Stability of risk indicators.**

Business activity (1)
(Year-on-year change at constant exchange rate. Data as of 30-06-2017)


-3.1%
-4.3%
Performing loans under management
Total customer funds under management

(1) Excluding repos.

Net interest income/ATA
(Percentage. Constant exchange rate)


2.28
2.40
2.57
2.60
2.73
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros at constant exchange rate)


+19.9% (1)
437
523
213
224
222
219
257
266
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: +23.3%.

Net attributable profit
(Million euros at constant exchange rate)


+62.4% (1)
183
297
50
133
123
159
131
166
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: +66.4%

Breakdown of performing loans under management (1)
(30-06-2017)


Mortgages
Consumer and credit cards
SMEs
Other commercial
Public sector
8%
21%
12%
7%
52%

(1) Excluding repos.

Breakdown of customer funds under management (1)
(30-06-2017)


Demand deposits
Time deposits
19%
81%

(1) Excluding repos.

JANUARY-JUNE 2017 BusinEss ArEAs P.29 macro and industry trends Financial statements and relevant business indicators (Million euros and percentage) According to the latest information from the Bureau of Economic Analysis (BEA), U.S. GDp slowed in the first quarter income statement 1h17 ?% ?%(1) 1h16 of 2017 to 1.4% in annualized terms. The most recent figures net interest income 1,098 17.0 13.6 938 suggest there will be a moderate upturn in the second quarter. Net fees and commissions 338 10.7 7.6 306 Net trading income 55 (40.7) (42.1) 93 Although the sluggish start to the year could raise concerns Other income/expenses (24) 206.0 191.6 (8) about the chances of achieving 2% growth for the whole year, Gross income 1,468 10.4 7.3 1,330 there seems to be sufficient capacity for investment, following Operating expenses (945) 4.4 1.4 (905) the slowdown in 2016. The growth forecast by BBVA Research Personnel expenses (545) 2.3 (0.6) (533) Other administrative expenses (302) 8.9 5.8 (278) is still above 2% for 2017, supported by a pick-up in investment Depreciation (97) 3.0 (0.0) (94) (the energy sector and residential construction), which should operating income 523 23.2 19.9 425 offset the moderation expected in consumption as a result of Impairment on financial assets (net) (113) (23.8) (26.2) (149) higher inflation and more gradual improvement in the labor Provisions (net) and other gains (5) (86.5) (86.8) (36) market than expected. (losses) Profit/(loss) before tax 405 68.8 64.4 240 Income tax (108) 75.5 70.3 (62) With regard to the currency markets in the first half of 2017, the dollar’s depreciating trend against the euro heightened in the Profit/(loss) for the year 297 66.4 62.4 178 Non-controlling interests — — second quarter of the year. This is primarily a reflection of two Net attributable profit 297 66.4 62.4 178 factors: the FED’s restatement of the gradual normalization of its monetary policy and the lower probability of a fiscal stimulus Balance sheets 30-06-17 ?% ?%(1) 31-12-16 in the short term in the United States; and also, a stronger than Cash, cash balances at central banks expected economy in Europe so far this year. 5,955 (25.2) (19.0) 7,963 and other demand deposits Financial assets 13,374 (8.3) (0.7) 14,581 The financial system continues in good shape overall. Loans and receivables 57,550 (8.6) (1.0) 62,962 According to the FED’s latest available data, the system’s of which loans and advances to 55,993 (8.4) (0.9) 61,159 overall NPL ratio has been on the decline since the first customers Inter-area positions — — quarter of 2010. At the close of March 2017 it posted a Tangible assets 706 (10.2) (2.8) 787 significant fall, dropping below 2% for the first time since Other assets 2,430 (6.9) 0.8 2,609 2007. In terms of the total volume of credit, the latest available Total assets/liabilities and equity 80,015 (10.0) (2.6) 88,902 information as of May 2017 gives moderate year-on-year Financial liabilities held for trading rates of growth of around 5%. Commercial loans have grown and designated at fair value through 2,296 (20.8) (14.3) 2,901 profit or loss by 0.9%, residential mortgage loans increased by 3.7% and Deposits from central banks and consumer finance by 1.4%. The trend for total deposits in the 4,415 27.1 37.6 3,473 credit institutions system continues upward, and as of May 2017 the year-on- Deposits from customers 59,145 (10.1) (2.6) 65,760 year growth was 8.1%. Debt certificates 2,896 18.4 28.2 2,446 Inter-area positions 2,343 (51.9) (48.0) 4,875 Other liabilities 5,927 (2.3) 5.8 6,068 Activity Economic capital allocated 2,993 (11.4) (4.1) 3,379 All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, relevant business indicators 30-06-17 ?% ?%(1) 31-12-16 unless expressly stated otherwise. These rates, together Loans and advances to customers (2) 56,739 (8.5) (0.9) 62,000 with changes at current exchange rate, can be seen in the (gross) Non-performing loans and guarantees attached tables of financial statements and relevant business 776 (20.4) (13.8) 976 given indicators. Customer deposits under (2) 55,529 (12.1) (4.9) 63,195 management Off-balance sheet funds (3) — —Risk-weighted assets 60,653 (7.4) 0.3 65,492 Efficiency ratio (%) 64.4 68.1 NPL ratio (%) 1.3 1.5 NPL coverage ratio (%) 105 94 Cost of risk (%) 0.38 0.37 (1) Figures at constant exchange rate. (2) Excluding repos. (3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BUSINESS AREAS P.30

Lending activity (performing loans under management) continues the trend to moderation which began in the second half of 2015. This trend is based on the area's selective growth strategy in the most profitable portfolios and segments that represent more efficient capital consumption. As a result, there has been a decrease overall in this heading, over the semester (down 1.7%). At the close of June 2017, total balance is similar to the close of March (down 0.3%). By portfolios, growth is still primarily focused on consumer loans (up 0.4% over the first-half and 1.2% in the quarter), and in some categories of commercial loans (commercial real-estate, mortgage-backed loans and above all credit cards).

The main **asset quality** indicators have been stable over the quarter and significantly improved in the first half. The NPL ratio closed at 1.3%, and the NPL coverage ratio at 105%.

Customer **deposits** under management declined (down 4.9% year-on-year and 4.2% in the quarter), strongly influenced by the strategic measures implemented by the area to manage the cost of liabilities and increase profitability.

In terms of **capital**, for the fourth consecutive year that BBVA Compass has been subject to the Comprehensive Capital Analysis Review, the FED did not raise any objections to the capital plan presented by BBVA Compass. BBVA Compass has also passed the stress test carried out under the provisions of the Dodd-Frank Act, with regulatory capital ratios exceeding the required minimums.

Results

The United States has generated a cumulative net attributable **profit** through June 2017 of €297m, far higher than the same period the previous year. The most relevant aspects of the area's income statement are as follows:

- **Net interest income** continues to perform positively, with a cumulative figure rising by 13.6% year-on-year. This is due to the combined result of the strategic measures adopted by BBVA Compass to improve loan yields and reduce the cost of deposits, as well as the FED's interest-rate hikes.
- Cumulative **Income from fees and commissions** up to June reported an increase of 7.6% due to the good performance of virtually all items.
- Reduction of 42.1% in **NTI** compared with the figure for the same period the previous year. The positive performance of the Global Markets unit, particularly in the first part of the semester, has not been sufficient to offset the capital gains from portfolio sales in the first half of 2016.
- **Operating expenses** reported a slight increase of 1.4% concentrated on administrative expenses, as personnel costs and amortization of intangible assets declined.
- Lastly, **impairment losses on financial assets** were significantly down on the first half of 2016 (down 26.2%), when (above all in the first quarter) provisions were allocated in response to the rating downgrade of some companies operating in the energy (exploration & production) and metal & mining (basic materials) sectors. As a result, the cumulative cost of risk as of 30-Jun-2017 was 0.38%, a clear fall compared with the figure in the same period of 2016 and the first quarter of 2017.

JANUARY-JUNE 2017 BUSINESS AREAS P.31

Mexico

Highlights

- Growth of lending.
- Good performance of customer funds.
- Costs continue to increase below gross income, and double-digit year-on-year growth in net attributable profit.
- Stable asset quality indicators.

Business activity [(1)]
(Year-on-year change at constant exchange rate. Data as of 30-06-2017)


8.8%
5.6%
Performing loans under management
Total customer funds under management

[(1)] Excluding repos.

Net interest income/ATA
(Percentage. Constant exchange rate)


5.38
5.35
5.36
5.47
5.44
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros at constant exchange rate)


+14.0% (1)
2,025
2,309
998
1,027
1,040
1,228
1,166
1,143
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

[(1)] At current exchange rate: +9.3%.

Net attributable profit
(Million euros at constant exchange rate)


+16.4% (1)
928
1,080
463
466
472
546
551
529
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

[(1)] At current exchange rate: +11.6%.

Breakdown of performing loans under management [(1)]
(30-06-2017)


Mortgages
Consumer
Credit cards
SMEs
Other commercial
Public sector
Other commercial
1%
19%
15%
10%
7%
41%
8%

[(1)] Excluding repos.

Breakdown of customer funds under management [(1)]
(30-06-2017)


Demand deposits
Time deposits
Off-balance sheet funds
31%
56%
13%

[(1)] Excluding repos.

JANUARY-JUNE 2017 BusinEss ArEAs P.32 macro and industry trends Financial statements and relevant business indicators (Million euros and percentage) According to the latest information available from the National Institute of Statistics and Geography, year-on-year income statement 1h17 ?% ?% (1) 1h16 GDp growth in Mexico was 2.8% in the first quarter of 2017, net interest income 2,676 4.7 9.2 2,556 driven by internal consumption, which could reflect purchase Net fees and commissions 595 7.1 11.7 556 Net trading income 117 20.1 25.3 97 decisions being brought forward in the face of a pick-up in Other income/expenses 120 19.2 24.3 101 inflation expectations, and more dynamic export growth. On Gross income 3,507 6.0 10.5 3,309 the basis of these results, Banxico has slightly revised up (by Operating expenses (1,198) 0.1 4.3 (1,198) 0.2 percentage points) its forecast for growth in 2017, to a Personnel expenses (520) 0.2 4.5 (519) Other administrative expenses (549) (1.5) 2.7 (558) range of between 1.5% and 2.5%. Depreciation (129) 6.7 11.2 (121) As regards inflation, following the increase registered in the operating income 2,309 9.3 14.0 2,112 Impairment on financial assets (net) (831) 5.5 10.0 (788) first quarter of the year, there are now signs emerging to Provisions (net) and other gains (8) (65.4) (63.9) (24) suggest that it may be leveling out. This is partly due to the (losses) exchange rate gains in recent months (mainly supported by Profit/(loss) before tax 1,469 13.1 17.9 1,300 Income tax (389) 17.4 22.5 (331) the perception that any renegotiation of NAFTA will maintain the core elements of the existing trade relationship with the Profit/(loss) for the year 1,081 11.6 16.4 968 Non-controlling interests (0) (58.6) (56.8) (0) United States). Given this situation, Banxico could be nearing Net attributable profit 1,080 11.6 16.4 968 the end of its cycle of interest rate hikes. The main monetary policy rate looks set to remain around current levels of 7% Balance sheets 30-06-17 ?% ?% (1) 31-12-16 until the end of the year. Cash, cash balances at central banks 6,406 23.4 16.7 5,192 and other demand deposits As has been the case in previous years, the Mexican financial Financial assets 31,958 2.2 (3.4) 31,273 system retains very comfortable levels of capital adequacy Loans and receivables 53,904 12.3 6.2 47,997 of which loans and advances to and asset quality. According to the latest data released by 50,425 8.5 2.6 46,474 customers the National Securities Banking Commission (CNBV), the Tangible assets 2,017 3.1 (2.6) 1,957 capital ratio stood at 15.3% at the end of April, while the Other assets 4,948 (28.3) (32.2) 6,900 NPL ratio closed May at 2.19% with the NPL coverage ratio Total assets/liabilities and equity 99,233 6.3 0.5 93,318 exceeding 154%. Nominal year-on-year growth in the loan Financial liabilities held for trading and designated at fair value through 10,390 4.3 (1.4) 9,961 portfolio in May was similar to growth rates registered during the previous year (up 11.6%). All portfolios contributed to this profit or loss Deposits from central banks and credit 6,628 11.9 5.8 5,923 good performance. Traditional bank deposits (demand and institutions time) rose 11.3% year-on-year in nominal terms, with both Deposits from customers 54,826 8.4 2.5 50,571 categories performing similarly. Debt certificates 8,183 (5.0) (10.2) 8,611 Other liabilities 15,261 9.5 3.5 13,941 Economic capital allocated 3,945 (8.5) (13.5) 4,311 Activity All rates of change given below, for both activity and earnings, relevant business indicators 30-06-17 ?% ?% (1) 31-12-16 will be given at constant exchange rate, unless expressly Loans and advances to customers (2) 51,949 8.5 2.6 47,865 stated otherwise. These rates, together with changes at (gross) Non-performing loans and guarantees current exchange rate, can be seen in the attached tables of 1,270 10.2 4.2 1,152 financial statements and relevant business indicators. given Customer deposits under (2) 45,980 9.5 3.5 41,989 management BBVA’s loan book in Mexico (performing loans under Off-balance sheet funds (3) 21,040 10.1 4.1 19,111 management) increased by 2.4% relative to December Risk-weighted assets 48,547 1.4 (4.1) 47,863 2016 and 2.1% in the second quarter of the year, which is Efficiency ratio (%) 34.2 35.4 NPL ratio (%) 2.3 2.3 an improvement over the behavior observed during the NPL coverage ratio (%) 126 127 first three months of the year. As a result, BBVA Bancomer Cost of risk (%) 3.35 3.40 maintains its leadership position, with a market share for its (1) Figures at constant exchange rate. performing portfolio of 23.4% (according to the latest local (2) Excluding repos. information from the CNBV to the close of May 2017). (3) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BUSINESS AREAS P.33

The weight of retail and **wholesale** portfolios remained practically unchanged at the end of June relative to published data through March 31 (51% and 49% respectively). Wholesale lending was up 1.1% on December and 2.4% over the quarter. Business loans continue to perform particularly well, including loans to corporate clients and mid-sized companies, which have risen by 2.6% so far this year, excluding developer loans. Meanwhile lending to housing developers remains on a positive trend since last year, with an increase of 1.8% in the first six months of the year.

The **retail portfolio** has registered growth of 3.6% in the first half of the year and 1.7% over the second quarter. This portfolio continues to be buoyed mainly by lending to SMEs and for auto finance, which rose 9.3% and 7.8% respectively over the last six months. Meanwhile, credit cards declined by 1.5% over the same period, though new production during the first six months of the year rose by 9.8% year-on-year. The mortgage portfolio continues to show the effect of maturities on the overall amount, which increased by 3.6% over the last six months.

These developments in lending have been accompanied by **asset quality** indicators which remained stable relative March 31, 2017 and December 31, 2016. Accordingly, the NPL and NPL coverage ratios stood at 2.3% and 126% respectively at the end of June.

Total **customer funds** (customer deposits under management, mutual funds and other off-balance sheet funds) posted half-year growth of 3.7% (up 2.8% in the second quarter of the year). All products continued to perform positively: current and savings accounts rose 3.6% year-on-year (up 1.7% on the previous quarter), and time deposits grew by 3.4% (up 3.7% over the quarter). BBVA in Mexico has a profitable funding mix with low-cost items continuing to account for over 81% of total customer deposits under management. Mutual funds registered growth of 3.5% over the half-year and 3.1% over the quarter.

Results

The highlights of the income statement for Mexico for the first half of 2017 are summarized below:

- Positive performance of **net interest income**, with a year-on-year increase of 9.2%, driven primarily by greater activity volumes and the favorable development of customer spreads.
- Good performance of **net fees and commissions**, with growth of 11.7% over the last twelve months. These remain strongly influenced by an increased volume of transactions with credit card customers and fees from online and investment banking.
- Strong growth in **NTI** (up 25.3% year-on-year) thanks to a very good performance from the Global Markets unit in the first part of the year.
- In the **other income/expenses** line (up 24.3% year-on-year), earnings from insurance activity performed strongly, partly due to the change introduced at the end of 2016 relating to the method for calculating mathematical reserves.
- **Operating expenses** continued to grow at a controlled pace (up 4.3% year-on-year) and below the area's gross income growth of 10.5%. As a result, the **efficiency** ratio stood at 34.2% in the first half of 2017.
- **Impairment losses on financial assets** grew by 10.0% year-on-year, slightly more than the increase in the loan-book over the same period (up 8.8%). The above puts the area's cumulative cost of risk at 3.35%.

Overall, BBVA in Mexico posted a **net attributable profit** for the first six months of the year of €1,080m, a year-on-year increase of 16.4%.

JANUARY-JUNE 2017 BUSINESS AREAS P.34

Turkey

Highlights

- Solid growth in lending.
- Good performance of deposits, both in Turkish lira and foreign currency, strongly focused on current and savings accounts.
- Very good performance of more recurring revenues, cost discipline and reduction of loan-loss provisions.
- Improvement of the asset quality indicators, which have performed better than in the rest of the sector.

Business activity (1)
(Year-on-year change at constant exchange rate. Data as of 30-06-2017)


19.7%
13.6%
Performing loans under management
Total customer funds under management

(1) Excluding repos.

Net interest income/ATA
(Percentage. Constant exchange rate)


3.84
4.06
4.09
3.99
3.84
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros at constant exchange rate)


+12.6% (1)
1,093
1,230
457
636
555
490
588
643
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: -6.9%.

Net attributable profit
(Million euros at constant exchange rate)


+39.3% (1)
268
374
110
159
117
122
160
214
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: +15.3%.

Breakdown of performing loans under management (1)
(30-06-2017)


Retail loans
Business banking
Credit cards
9%
30%
61%

(1) Excluding repos.

Breakdown of customer funds under management (1)
(30-06-2017)


Demand deposits
Time deposits
Off-balance sheet funds
8%
24%
68%

(1) Excluding repos.

JANUARY-JUNE 2017 BUSINESS AREAS P35

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, Turkey's **economic growth** is accelerating significantly, now standing at 5% in year-on-year terms in the first quarter of 2017, strongly influenced by the fiscal stimulus and solid growth of exports. This acceleration could continue into the second quarter, supported by increased orders, imports of intermediate goods, robust exports, the delayed effects of the significant increase in credit thanks to the Credit Guarantee Fund (CGF), the extension of tax cuts on durable goods, and fiscal expansion. Higher than expected growth in the first quarter, together with signs of stronger private demand, could lead to overall economic growth for 2017 of around 5%, according to BBVA Research estimates.

Despite being still high, **inflation** has fallen to 10.9% (June 2017 data) as a result of movements in food and energy prices. Core inflation has moderated slightly, but given inflationary pressure and possible second-round effects, headline inflation is likely to remain in double-digits until the end of the year.

Against this backdrop, the Central Bank of Turkey (CBRT) has been tightening **monetary policy** since the end of last year, with an increase of around 367 basis points in the average funding rate (from 8.31% to 11.98%) year-to-date. Moreover, the CBRT has declared that this restrictive stance would be maintained until the prospects for inflation show a significant improvement.

The Turkish **financial sector** has again increased the trend in year-on-year credit growth at the end of the first half of 2017, according to CBRT data. Adjusted for the effect of the depreciation of the lira, this rise is 17.6% to June 30, due basically to commercial lending fostered by the Government's CGF. Deposit gathering has been fairly strong (also according to CBRT information), with a year-on-year growth of 12.1%, according to data at the close of June, and also adjusted for the exchange-rate effect. Turkish-lira deposits grew by 5% and foreign-currency deposits by 16%. As a result of the rapid expansion of credit, interest rates on deposits have grown by around 180 basis points in the second quarter. Finally, the NPL ratio in the system remains at 3.05%, according to the latest available information from the CBRT as of June 30.

Financial statements and relevant business indicators
(Million euros and percentage)

Income statement	1H17	Δ%	Δ% [1]	1H16
Net interest income	**1,611**	**0.3**	**21.3**	**1,606**
Net fees and commissions	352	(10.3)	8.4	392
Net trading income	9	(93.0)	(91.6)	128
Other income/expenses	26	(7.0)	12.3	28
Gross income	**1,998**	**(7.2)**	**12.1**	**2,154**
Operating expenses	(768)	(7.8)	11.4	(833)
Personnel expenses	(407)	(7.0)	12.4	(438)
Other administrative expenses	(267)	(12.8)	5.4	(307)
Depreciation	(93)	5.5	27.5	(88)
Operating income	**1,230**	**(6.9)**	**12.6**	**1,321**
Impairment on financial assets (net)	(239)	(20.7)	(4.2)	(301)
Provisions (net) and other gains (losses)	18	n.s.	n.s.	1
Profit/(loss) before tax	**1,010**	**(1.1)**	**19.5**	**1,022**
Income tax	(201)	(1.0)	19.7	(203)
Profit/(loss) for the year	**809**	**(1.2)**	**19.4**	**819**
Non-controlling interests	(436)	(11.9)	6.4	(495)
Net attributable profit	**374**	**15.3**	**39.3**	**324**

Balance sheets	30-06-17	Δ%	Δ% [1]	31-12-16
Cash, cash balances at central banks and other demand deposits	1,917	(29.6)	(23.8)	2,724
Financial assets	12,264	(10.3)	(2.9)	13,670
Loans and receivables	66,420	2.5	10.9	64,814
of which loans and advances to customers	55,248	(0.7)	7.6	55,612
Tangible assets	1,385	(3.1)	4.9	1,430
Other assets	1,909	(14.3)	(7.3)	2,229
Total assets/liabilities and equity	**83,895**	**(1.1)**	**7.0**	**84,866**
Financial liabilities held for trading and designated at fair value through profit or loss	615	(39.0)	(33.9)	1,009
Deposits from central banks and credit institutions	13,210	(2.1)	6.0	13,490
Deposits from customers	46,780	(1.0)	7.2	47,244
Debt certificates	8,649	9.4	18.4	7,907
Other liabilities	11,896	(7.7)	(0.1)	12,887
Economic capital allocated	2,745	17.8	27.6	2,330

Relevant business indicators	30-06-17	Δ%	Δ% [1]	31-12-16
Loans and advances to customers (gross) [2]	57,527	(0.7)	7.5	57,941
Non-performing loans and guarantees given	1,766	(10.9)	(3.6)	1,982
Customer deposits under management [2]	47,196	(0.6)	7.6	47,489
Off-balance sheet funds [3]	3,913	4.3	12.9	3,753
Risk-weighted assets	67,270	(4.4)	3.5	70,337
Efficiency ratio (%)	38.4			40.8
NPL ratio (%)	2.5			2.7
NPL coverage ratio (%)	135			124
Cost of risk (%)	0.84			0.87

[1] Figures at constant exchange rate.
[2] Excluding repos.
[3] Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BUSINESS AREAS P.36

Activity

In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Garanti, increasing BBVA's total stake in this entity to 49.85%, which continues to be incorporated into the Group's financial statements by the full integration method.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The solid growth of **lending activity** (performing loans under management) in the area in the first quarter of 2017 has continued into the second quarter. The total portfolio has accelerated its growth rate so far this year to 8.0%, boosted once more by the Turkish lira loans. The trend in foreign-currency loans continues to be muted. By segments, business banking loans and consumer loans continue to perform favorably. The CGF program, backed by the Turkish Treasury to boost business loans, continues to contribute positively to the increase in lending, above all in Turkish lira. In addition, favorable trend in mortgage loans and general purpose loan portfolios cotinues but with price discipline at the same time. It is worth noting that Garanti is strengthening its market position in the credit card segment, mainly due to the increase in commercial credit cards. Overall, the bank is maintaining its leading position in consumer lending, mortgages, auto loans and company credit cards.

In **asset quality**, the NPL ratio fell to 2.5%, well below the sector average, and the NPL coverage ratio climbs to 135%.

Customer **deposits** remain the main source of funding for the balance sheet in the area, with their proportion growing to 56% of total liabilities and growth of 7.6% in the last six months. Deposits in both Turkish lira and foreign currency are growing. There was a good performance of current and savings accounts, which grew by 9.5% over the first-half. In this regard, it is worth of note that the average balance of low cost deposits (current and savings accounts) in the area as of 30-Jun-2017 represents 26.2% of total balance-sheet deposits (current and savings accounts plus time deposits), well above the sector average (around 21%). The above has a bigger positive effect in Garanti's cost of financing than the sector.

Results

Turkey has generated a cumulative net attributable **profit** through June 2017 of €374m, up 39.3% on the figure in the same period in 2016. The most significant aspects of the year-on-year changes of the income statement are as follows:

- Positive performance of **net interest income** (up 21.3%) due to an increase in activity and good management of customer spreads against a backdrop of high interest rates (adequate liability mix with higher weighting of low cost products and rising of loan yields). In addition, the upward revision of inflation expectations from 7% to 9% used for the valuation of CPI linker bonds has had a positive contribution of €24m in this line.

- **Income from fees and commissions** continues to perform well (up 8.4%), thanks to good diversification (payment systems, money transfers, loans, insurance, etc.). This positive performance is achieved despite the lower generation of fees for account maintenance due to the suspension of charges in the retail segment implemented by the Turkish Council of State in January 2016, and the high revenues generated in the same period of 2016 by the Miles & Smiles program.

- Reduction of **NTI** (down 91.6%) due mainly to the capital gains generated in the first half of 2016 derived from the VISA deal.

- Overall, **gross income** was 12.1% higher than in the first six months of 2016.

- **Operating expenses** continue under control, which have reduced the efficiency ratio to 38.4% (39.8% in the first quarter of 2017 and 40.8% in 2016). Over the quarter this heading fell by 2.4%. However, in the cumulative figure for the half-year there was a year-on-year increase of 11.4%, basically due to the high level of inflation and the impact of the depreciation of the Turkish lira on the cost items denominated in foreign currency.

- A decrease in **impairment losses on financial assets** (down 4.2% year-on-year). As a result, the cost of risk in the area closed the half-year at 0.84%.

- Finally, BBVA Group's additional stake of 9.95% in Garanti's capital has had a positive effect of approximately €54m of less non-controlling interests heading.

JANUARY-JUNE 2017 BUSINESS AREAS P.37

South America

Highlights

- **Growth of activity in the region continues to moderate, in line with the current macro economic situation.**
- **Customer funds are increasing at a good pace.**
- **Positive trend of more recurring revenues.**
- **Expenses conditioned by the high level of inflation in some countries.**
- **The macroeconomic environment continues to influence the behavior of the risk indicators.**

Business activity [1]
(Year-on-year change at constant exchange rate. Data as of 30-06-2017)


6.4%
10.8%
Performing loans under management
Total customer funds under management

[1] Excluding repos.

Net interest income/ATA
(Percentage. Constant exchange rate)


4.41
4.22
4.27
4.40
4.52
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros at constant exchange rate)


+9.4% (1)
1,107
1,211
544
563
542
587
564
647
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: +12.4%.

Net attributable profit
(Million euros at constant exchange rate)


-3.0% (1)
417
404
200
217
189
191
183
222
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

(1) At current exchange rate: +2.7%.

Breakdown of performing loans under management [1]
(30-06-2017)


Mortgages
Consumer
Credit cards
SMEs
Other commercial
Public sector
Other commercial
1%
3%
24%
16%
6%
7%
43%

[1] Excluding repos.

Breakdown of customer funds under management [1]
(30-06-2017)


Demand deposits
Time deposits
Off-balance sheet funds
22%
43%
35%

[1] Excluding repos.

JANUARY-JUNE 2017 BusinEss ArEAs P.38 macro and industry trends Financial statements and relevant business indicators (Million euros and percentage) South America is emerging from a weak cyclical position. In recent years, the region has seen a contraction in activity income statement 1h17 ?% ?% (1) 1h16 caused mainly by declining external demand and commodity net interest income 1,617 12.3 10.3 1,441 prices (the latter has a significant impact on performance) Net fees and commissions 352 17.6 15.3 299 Net trading income 247 (22.7) (6.0) 319 and, more recently, by factors related to political issues. Other income/expenses 36 n.s. n.s. (59) There are currently some signs of a change in trend enabling Gross income 2,252 12.6 10.3 1,999 the region to post modest growth this year, which should Operating expenses (1,041) 12.9 11.4 (921) consolidate over the coming years. This recovery will be led, Personnel expenses (538) 12.5 10.4 (479) Other administrative expenses (442) 11.6 10.6 (396) above all, by Argentina. Depreciation (60) 28.6 29.8 (47) Inflation is slowing in most countries, given the modest operating income 1,211 12.4 9.4 1,078 Impairment on financial assets (net) (375) 53.0 46.6 (245) depreciation of South American currencies against the Provisions (net) and other gains (46) 61.2 3.7 (29) dollar and the spare capacity built up following the decline (losses) in economic activity in recent years. Accordingly, monetary Profit/(loss) before tax 790 (1.8) (2.1) 804 Income tax (229) (15.3) (4.5) (271) policy is shifting toward a more relaxed stance (except in Argentina), as central banks put greater emphasis on Profit/(loss) for the year 560 5.1 (1.1) 533 Non-controlling interests (156) 11.9 4.3 (139) supporting the recovery, in the absence of a clear threat from Net attributable profit 404 2.7 (3.0) 394 inflationary pressures. Balance sheets 30-06-17 ?% ?% (1) 31-12-16 As regards the financial systems within BBVA’s regional Cash, cash balances at central banks 8,320 (21.4) (12.2) 10,586 footprint, the macroeconomic backdrop and reduced levels and other demand deposits of banking penetration in these countries in aggregate terms Financial assets 11,953 11.3 20.1 10,739 (with obvious differences between countries), is enabling Loans and receivables 50,533 (6.5) 1.1 54,057 of which loans and advances to the main indicators of profitability and solvency to remain 45,791 (6.0) 1.7 48,718 customers elevated while limiting non-performing loans. In addition, Tangible assets 749 (7.2) 5.4 807 there has been sustained growth in lending and deposits. Other assets 1,768 2.2 10.9 1,729 Total assets/liabilities and equity 73,323 (5.9) 2.2 77,918 Financial liabilities held for trading and designated at fair value through 2,372 (8.3) (1.3) 2,585 Activity profit or loss Deposits from central banks and credit All the comments below on rates of change, for both activity 6,385 (4.1) 1.8 6,656 institutions and earnings, will be given at constant exchange rates, unless Deposits from customers 44,713 (6.7) 1.9 47,927 expressly stated otherwise. These rates, together with changes Debt certificates 7,069 (5.1) 1.7 7,447 at the current exchange rates, can be seen in the attached Other liabilities 9,876 (6.8) 1.2 10,600 Economic capital allocated 2,909 7.6 18.0 2,703 tables of financial statements and relevant business indicators. lending (performing loans under management) increased slightly on the close of December 2016 (up 1.2%), still relevant business indicators 30-06-17 ?% ?% (1) 31-12-16 Loans and advances to customers hampered by weak economic growth in the region, and (2) 47,434 (5.7) 2.0 50,316 (gross) changes in the portfolios denominated in U.S. dollars Non-performing loans and guarantees (impacted by the depreciation of the dollar against some local 1,834 12.0 19.9 1,637 given currencies). By segments, the strong performance of the Customer deposits under (3) 44,991 (6.9) 1.7 48,334 individual customer segment (particularly consumer finance management Off-balance sheet funds (4) 12,323 3.5 12.1 11,902 and mortgages) offset the moderation in the commercial Risk-weighted assets 53,755 (6.4) 2.2 57,443 and public sectors. By country, the fastest growth was in Efficiency ratio (%) 46.2 46.7 Argentina (up 15.2%), Chile (up 3.8%) and Colombia (up NPL ratio (%) 3.5 2.9 2.2%). In summary, the loan book grew by 6.4% in the region NPL coverage ratio (%) 94 103 in year-on-year terms, slowing relative to the end of 2016, but Cost of risk (%) 1.52 1.15 (1) Figures at constant exchange rate. slightly better than growth at March 30, 2017, supported by (2) Excluding repos. the credit card and consumer finance portfolios, which both (3) Excluding repos and including specific marketable debt securities. saw double-digit growth in year-on-year terms. (4) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BusinEss ArEAs P.39 In terms of asset quality, the macroeconomic situation Impairment losses on financial assets increased by continues to shape the NPL and NPL coverage ratios, which 46.6%, reflecting the still weak economic growth in the closed the first half of the year at 3.5% and 94% respectively. region. Furthermore, this line item is affected by the impact of provisions associated with one particular On the liabilities side, customer funds have continued to customer. As a result, the cumulative cost of risk stood grow at a healthy pace, registering an increase over the first at 1.52% for the first half of the year (1.15% in 2016 and six months of 3.7% (up 10.8% in year-on-year terms). This 1.49% in the first quarter of 2017). trend in customer funds is explained by the good performance of transactional funds and off-balance sheet funds, with By country, recurring revenues performed well in Argentina; particularly positive trends in Argentina (up 14.4% in the half-net interest income grew more rapidly in the second quarter year) and Colombia (up 6.9% over the same period). of 2017, and the figures for cumulative fees have been excellent. However, expenses continue to be affected by high results inflation, which is why the country’s earnings have declined by 8.2% relative to the same period of 2016. In Chile, positive In the first half of the year, South America posted a net developments in gross income (net interest income is growing attributable profit of € 404m, down 3.0% year-on-year on thanks to growth in lending and effective management of the same period in 2016 (up 2.7% at current exchange rates). spreads) and the decline in expenses comfortably offset the The key aspects of the year-on-year changes in the income rise in loan-loss provisioning and the increase in the nominal statement in the area are: tax rate. Accordingly, the country recorded a net attributable profit 63.2% up on the first half of 2016. In Colombia, gross Gross income has grown by 10.3%, thanks to the strong income performed strongly, thanks to positive developments capacity to generate recurring revenues in the area. In this in net interest income and fees, albeit mitigated by lower NTI regard, net interest income is up 10.3% and net fees and (the same period of 2016 included capital gains from the sale of commissions have grown by 15.3%. There was a lower holdings) and an increase in loan-loss provisioning. As a result, contribution from NTI, basically due to Argentina (lower net attributable profit was 40.3% lower than the same period revenues from securities trading) and Colombia (in 2016 of 2016. In peru, earnings are 1.1% above the figure for the first capital gains were registered from the sale of holdings). half of last year, since the good performance of NTI and the operating expenses have increased by 11.4% year-on- reduction in expenses have largely been mitigated by limited year. However, this heading increased by less than the growth in recurring revenues and greater loan-loss provisions. area’s gross income, if Argentina is excluded (with its high inflation). South America. Data per country (Million euros) operating income Net attributable profit Country 1h17 ?% ?%(1) 1h16 1h17 ?% ?% (1) 1h16 Argentina 232 (15.2) (9.8) 273 106 (13.7) (8.2) 123 Chile 219 42.6 32.5 153 96 75.6 63.2 54 Colombia 329 25.4 13.9 262 84 (34.2) (40.3) 128 Peru 365 11.8 5.1 326 85 7.6 1.1 79 Other countries (2) 67 7.0 36.4 62 33 253.1 87.5 9 total 1,211 12.4 9.4 1,078 404 2.7 (3.0) 394 (1) Figures at constant exchange rate. (2) Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges. South America. Relevant business indicators per country (Million euros) Argentina Chile Colombia peru 30-06-17 31-12-16 30-06-17 31-12-16 30-06-17 31-12-16 30-06-17 31-12-16 Loans and advances to customers (gross) (1, 2) 4,729 4,073 14,240 13,676 12,027 11,603 13,172 13,906 Deposits from customers 45 36 373 404 634 455 686 649 Customer deposits under management (1, 3) 6,646 6,059 9,011 9,377 12,123 11,584 12,217 12,792 Off-balance sheet funds (1, 4) 1,392 967 1,554 1,392 982 676 1,546 1,454 Risk-weighted assets 8,785 8,717 13,417 14,300 11,805 12,185 15,536 17,400 Efficiency ratio (%) 60.1 53.8 44.9 49.1 36.5 38.9 36.3 35.8 NPL ratio (%) 0.9 0.8 2.4 2.6 5.1 3.5 4.1 3.4 NPL coverage ratio (%) 294 391 69 66 86 105 101 106 Cost of risk (%) 1.13 1.48 0.84 0.74 2.83 1.34 1.43 1.31 (1) Figures at constant exchange rates. (2) Excluding repos. (3) Excluding repos and including specific marketable debt securities. (4) Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BUSINESS AREAS P.40

Rest of Eurasia

Highlights

- **The loan book continues its upward path begun in the fourth quarter of 2016.**
- **Reduction in the balance of deposits.**
- **Slight decline in earnings, which compare with an excellent performance during the first half of 2016.**
- **Improvement in the asset quality indicators.**

Macro and industry trends

Economic recovery in the **Eurozone** has gained traction since the close of last year, according to figures from Eurostat, with a quarterly rise of 0.5% in the fourth quarter of 2016 and 0.6% in the first quarter of 2017, supported by the growth of global demand in a context of generally improved confidence. However, uncertainty remains high. Some stimuli that are supporting the recovery could fade out over the coming quarters, making it difficult to imagine a much greater acceleration moving forward in an economy that has already been growing above its potential since 2015. Overall, BBVA Research expects growth of around 2% in 2017, with greater support from the foreign sector and investment offsetting some moderation in private consumption. Fiscal policy will remain expansive in the area as a whole. The ECB remains cautious with respect to the future of inflation and is still committed to an accommodative monetary policy, despite the greater optimism with respect to growth.

Activity and results

This business area basically includes the retail and wholesale business of the Group in Europe (excluding Spain) and Asia.

The area's **loan book** (performing loans under management) increased 5.4% in the first half of 2017 on the figure at the close of 2016, with growth in the branches in both Europe (up 5.9%) and Asia (up 3.6%).

With respect to the main **credit risk indicators**, since March 2017 there has been a slight improvement in the NPL ratio, which closed June at 2.6% (compared with 2.8% at the close of March 2017, and 2.7% in December), while the NPL coverage ratio has increased to 82% (75% as of 31-Mar-2017 and 84% as of 31-Dec-2016).

Customer **deposits** under management have fallen by 22.4% in the half-year, due to the reduction in branches in Europe (down 15.5%) and those in Asia (down 49.2%) and influenced by the negative interest-rate environment.

Financial statements and relevant business indicators
(Million euros. Percentage)

Income statement	1H17	Δ%	1H16
Net interest income	**95**	**10.8**	**86**
Net fees and commissions	82	(9.2)	90
Net trading income	80	34.0	59
Other income/expenses	(0)	n.s.	42
Gross income	**256**	**(7.8)**	**278**
Operating expenses	(154)	(8.4)	(168)
Personnel expenses	(80)	(10.1)	(89)
Other administrative expenses	(68)	(7.3)	(73)
Depreciation	(6)	4.3	(6)
Operating income	**102**	**(6.8)**	**110**
Impairment on financial assets (net)	9	n.s.	(9)
Provisions (net) and other gains (losses)	(7)	n.s.	2
Profit/(loss) before tax	**104**	**1.8**	**103**
Income tax	(31)	12.1	(28)
Profit/(loss) for the year	**73**	**(2.1)**	**75**
Non-controlling interests	0	-	0
Net attributable profit	**73**	**(2.1)**	**75**

Balance sheets	30-06-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	792	(40.8)	1,337
Financial assets	1,131	(36.7)	1,787
Loans and receivables	16,525	6.1	15,574
of which loans and advances to customers	16,298	6.3	15,325
Inter-area positions	-	-	-
Tangible assets	37	(2.7)	38
Other assets	322	(12.8)	369
Total assets/liabilities and equity	**18,807**	**(1.6)**	**19,106**
Financial liabilities held for trading and designated at fair value through profit or loss	52	(23.4)	67
Deposits from central banks and credit institutions	2,435	(8.8)	2,670
Deposits from customers	7,304	(22.3)	9,396
Debt certificates	242	(23.2)	315
Inter-area positions	7,442	54.3	4,822
Other liabilities	365	(36.8)	577
Economic capital allocated	968	(23.1)	1,259

Relevant business indicators	30-06-17	Δ%	31-12-16
Loans and advances to customers (gross) [1]	16,816	6.2	15,835
Non-performing loans and guarantees given	652	3.0	633
Customer deposits under management [2]	7,237	(22.4)	9,322
Off-balance sheet funds [3]	363	(1.0)	366
Risk-weighted assets	14,144	(9.5)	15,637
Efficiency ratio (%)	60.2		69.6
NPL ratio (%)	2.6		2.7
NPL coverage ratio (%)	82		84
Cost of risk (%)	(0.14)		(0.22)

[1] Figures at constant exchange rate.
[2] Excluding repos.
[3] Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-JUNE 2017 BusinEss ArEAs P.41 With respect to earnings, gross income has fallen by 7.8% check. Finally, it was a period with no relevant changes over on the same period last year, mainly due to the payment, in the period in impairment losses on financial assets. As a 2016, of the CNCB dividend. In addition, operating expenses result, this geographic area has contributed a net attributable continue to moderate (down 8.4% year-on-year), due mainly profit in the first half of 2017 of € 73m, 2.1% less than in the to personnel expenses and general expenses being kept in same period in 2016.

JANUARY-JUNE 2017 BUSINESS AREAS P.42

Corporate Center

The Corporate Center basically includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group's global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. The Corporate Center's income statement has been influenced mainly by:

- Greater contribution from **NTI** than in the same period last year, mainly due to the booking in the first quarter of 2017 of €204m before tax (€174m after tax) in capital gains from the sale on the market of 1.7% of CNCB.
- Payment of the Telefónica **dividend** in the second quarter (€53m). The amount is lower than that paid in the second quarter of 2016 as a result of the reduction of the dividend paid by the entity (from €0.4 to €0.2 per share).
- Containment of **operating expenses**, which declined 2.7% year-on-year.

Overall, the Corporate Center posted a cumulative negative **result** of €401m, compared with a bigger loss of €520m in the first half of 2016.

Financial statements
(Million euros. Percentage)

Income statement	1H17	Δ%	1H16
Net interest income	**(190)**	**(22.3)**	**(245)**
Net fees and commissions	(47)	(14.2)	(55)
Net trading income	244	172.7	89
Other income/expenses	36	(55.4)	80
Gross income	**42**	**n.s.**	**(130)**
Operating expenses	(439)	(2.7)	(451)
Personnel expenses	(238)	3.0	(231)
Other administrative expenses	(45)	(27.9)	(63)
Depreciation	(156)	(1.0)	(158)
Operating income	**(397)**	**(31.7)**	**(582)**
Impairment on financial assets (net)	(1)	(97.5)	(26)
Provisions (net) and other gains (losses)	(49)	(40.0)	(81)
Profit/(loss) before tax	**(447)**	**(35.1)**	**(688)**
Income tax	61	(64.4)	171
Profit/(loss) for the year	**(386)**	**(25.4)**	**(517)**
Non-controlling interests	(15)	n.s.	(3)
Net attributable profit	**(401)**	**(22.9)**	**(520)**

Balance sheets	30-06-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	2	n.s.	(2)
Financial assets	1,784	6.5	1,675
Loans and receivables	-	-	130
of which loans and advances to customers	-	-	130
Inter-area positions	(5,025)	7.9	(4,658)
Tangible assets	1,961	(3.1)	2,023
Other assets	19,939	4.8	19,017
Total assets/liabilities and equity	**18,662**	**2.6**	**18,186**
Financial liabilities held for trading and designated at fair value through profit or loss	-	-	-
Deposits from central banks and credit institutions	11	n.s.	-
Deposits from customers	-	-	-
Debt certificates	9,245	(11.9)	10,493
Inter-area positions	(18,270)	(4.9)	(19,217)
Other liabilities	651	(75.6)	2,666
Economic capital allocated	(25,739)	(3.1)	(26,559)
Shareholders' funds	52,764	3.9	50,803

JANUARY-JUNE 2017 ANNEX P43

Annex

Other information: Corporate & Investment Banking

Highlights

- Continued pressure on margins and excess liquidity.
- Lending has remained flat since March 2017.
- Increase of deposits year-to-date.
- Positive trend in earnings, strongly supported by good performance of revenues, cost restraint and lower provisions.
- Stable risk indicators.

Business activity [1]
(Year-on-year change at constant exchange rate. Data as of 30-06-2017)


8.3%
-3.7%
Performing loans under management
Total customer funds under management

[1] Excluding repos.

Gross income/ATA
(Percentage. Constant exchange rate)


1.17
1.10
1.31
1.32
1.18
2Q
3Q
4Q
1Q
2Q
2016
2017

Operating income
(Million euros at constant exchange rate)


+22.3% [1]
784
959
352
432
425
497
515
444
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

[1] At current exchange rate: +19.8%.

Net attributable profit
(Million euros at constant exchange rate)


+80.7% [1]
326
589
119
208
247
313
321
269
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

[1] At current exchange rate: +75.4%.

Breakdown of performing loans under management [1]
(30-06-2017)


Spain
The United States
Mexico
South America
Rest of Eurasia
21%
27%
15%
17%
20%

[1] Excluding repos.

Breakdown of customer funds under management [1]
(30-06-2017)


Spain
The United States
Mexico
South America
Rest of Eurasia
8%
19%
40%
19%
14%

[1] Excluding repos.

JANUARY-JUNE 2017 AnnEx P.44 macro and industry trends Financial statements and relevant business indicators (Million euros and percentage) In the first half of 2017, and specifically in the second quarter of the year, the financial markets experienced a low level of income statement 1h17 ?% ?%(1) 1h16 volatility and lack of financial tension, despite some political net interest income 545 (19.0) (18.5) 673 uncertainty in developed countries and the expected progress Net fees and commissions 359 17.7 17.4 305 Net trading income 463 92.5 103.9 241 in the normalization of monetary policy by the central banks. Other income/expenses 94 5.4 4.7 89 Gross income 1,461 11.7 13.1 1,307 Against this backdrop, in the united states equity market Operating expenses (502) (0.9) (1.0) (507) has continued its upward trend, boosted by the still low Personnel expenses (248) (5.0) (5.1) (262) interest rates and limited volatility. Other administrative expenses (200) 1.6 1.4 (197) Depreciation (53) 11.0 11.5 (48) operating income 959 19.8 22.3 800 In Europe, the victory of Macron in France, the lack of an Impairment on financial assets (net) (24) (87.6) (87.8) (194) agreement in Italy on electoral reform and the agreement on Provisions (net) and other gains Greece have given a positive tone to the markets, boosting (24) (48.8) (51.2) (47) (losses) the equity markets and moderating the country risk premium Profit/(loss) before tax 911 62.7 69.1 560 in the peripherals and in France. Against this backdrop, Income tax (255) 53.0 60.4 (167) Profit/(loss) for the year 655 66.8 72.7 393 everything suggests that the ECB is prepared to start a Non-controlling interests (66) 16.1 23.8 (57) normalization process, given the improvement in the cyclical Net attributable profit 589 75.4 80.7 336 situation and the disappearance of the risk of deflation. This imminent turning point has had an impact on the market: (1) specifically, long-term interest rates have picked up and the Balance sheets 30-06-17 ?% ?% 31-12-16 Cash, cash balances at central banks euro has gained against the dollar. 2,337 (10.1) (4.3) 2,600 and other demand deposits Financial assets 75,554 (8.6) (8.8) 82,666 In summary, the environment of low volatility, U.S. rates Loans and receivables 82,259 (6.5) (5.4) 87,988 anchored at moderate levels and the current stability of of which loans and advances to 58,622 (3.0) (1.6) 60,428 customers Chinese growth, have been favorable for emerging assets in general, including currency, equity and fixed-income. Inter-area positions — — Tangible assets 32 (9.0) (10.4) 35 However, some specific countries linked to commodities have Other assets 2,730 9.5 13.1 2,492 experienced some tension, slowed down by a change in the Total assets/liabilities and equity 162,911 (7.3) (6.7) 175,781 trend in the oil price. Financial liabilities held for trading and designated at fair value through 51,506 (6.0) (5.5) 54,785 profit or loss In the coming months an increase in volatility cannot be ruled Deposits from central banks and credit out in the face of expectations that abundant liquidity in the 38,832 (11.1) (11.9) 43,705 institutions markets will be moderated as central banks make progress in Deposits from customers 45,312 1.1 2.1 44,836 the strategy of switching to a less expansive policy. Debt certificates 481 (16.2) (15.4) 574 Inter-area positions 19,373 (19.1) (16.8) 23,957 Other liabilities 3,642 (5.4) (5.3) 3,850 Economic capital allocated 3,765 (7.6) (6.7) 4,074 Activity All the comments below on rates of change, for both activity relevant business indicators 30-06-17 ?% ?% (1) 31-12-16 and earnings, will be given at constant exchange rate, unless Loans and advances to customers expressly stated otherwise. These rates, together with changes (2) 52,991 (3.9) (2.4) 55,160 (gross) at the current exchange rate, can be seen in the attached tables Non-performing loans and guarantees 678 (16.1) (12.8) 808 of financial statements and relevant business indicators. given Customer deposits under (2) 37,419 (0.5) 0.8 37,616 management The market context remains unchanged, with margins Off-balance sheet funds (3) 1,367 18.1 27.0 1,157 squeezed and surplus liquidity. lending (performing loans Efficiency ratio (%) 34.4 37.7 under management) has remained flat since March 2017 NPL ratio (%) 0.8 1.0 (up 0.1%). However, there has been a decrease of 2.2% NPL coverage ratio (%) 89 79 year-to-date. Performance has varied by geographic area: Cost of risk (%) 0.10 0.12 outstanding growth in the Rest of Europe, Asia, Mexico, (1) Figures at constant exchange rate. (2) Excluding repos. Argentina and Chile, and a decline in Spain, the United States, (3) Includes mutual funds, pension funds and other off-balance sheet funds. Colombia and Peru.

JANUARY-JUNE 2017 AnnEx P.45 As regards asset quality indicators, the NPL ratio has the transactions completed in the first quarter, it has improved on December 2016 and remains stable with respect participated in the biggest IPO so far this year in Spain to March 2017 (0.8% as of 30-Jun-2017, 0.8% as of 31-Mar- (Gestamp); while in Europe BBVA has been present in 2017 and 1.0% as of 31-Dec-2016), and the NPL coverage the most significant transactions in the market, such ratio closed at 89% (93% as of the close of the first quarter of as the IPO of ALD Automotive in France and the capital 2017 and 79% as of the close of 2016). increases of Deutsche Bank in Germany and Credit Suisse in Switzerland. There has been a fall of 2.6% in total customer funds over the last three months, strongly focused in Spain (down From the point of view of mergers & acquisitions (M&A), 2.9%) and the Rest of Eurasia (down 41.5%). The rest the second quarter continued in line with the good outlook of geographical areas have reported significant growth. of the previous quarter, thus closing a good half year, However, there was an increase of 1.5% year-to-date thanks both in terms number of deals and their volume. There to their favorable performance in Mexico and South America. is still a great deal of liquidity and interest on the part of international investors in investing in Spain and Portugal. The M&A market continues to take advantage of results low interest rates and the good performance of the CIB posted a net attributable profit of € 589m in the first half Spanish economy. of 2017, 80.7% up on the same period of 2016. This is mainly In addition, BBVA has demonstrated its leading position due to good revenue figures, contained expenses and a lower in green finance with the start-up of the green loans plan, level of loan-loss provisions. The highlights of the income following the success achieved in recent years with the statement are summarized below: green bonds format. Interest in the green bond market is Year-on-year increase in gross income of 13.1%, thanks expected to grow among issuers and financial institutions, to the results of managing market volatility, above all which will have increasingly major quantitative and during the early part of the half-year, and the positive qualitative goals in terms of sustainability. BBVA believes performance of activity with customers. The good in and is committed to this growing financial market. performance of this item is bolstered strongly by the Deep Cumulative operating expenses have declined by Blue commercial initiative, whose aim is to proactively 1.0% on the same period in 2016. The keys to this figure and selectively promote potential covered operations in a continue to be a slowdown in the growth of personnel context of acquisitions. and discretionary expenses, and the increase in costs the associated with technology investment plan. The corporate finance business in first half of the year was characterized by a high level of activity and Lastly, it is worth of note the lower impairment losses on significant marketing effort, thanks to which BBVA financial assets with respect to the first half of 2016 (when has won numerous mandates, some of which will be there were increased provisions arising from downgrades completed in the coming months. in the rating of oil & gas companies in the United States, The above all in the first three months of this year). Equity Capital markets (ECM) unit has continued very active in the primary equity market. In addition to

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 28, 2017	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Head of Group Financial Accounting